Brief Report for the Fiscal Half Year Ended March 31st 2008

26.11.07

Listed company name	Omega Project Holdings Co., Ltd.	Listed exchange	JASDAQ
Code No.	6819	URL	http://www.omega.co.jp
Representative	(Position) President (Name) Yoshiaki Kondo		
Contact officer	(Position) Director (Name) Yutaka Morohashi	Tel.: +81-3-5216-6565	

Scheduled date for semiannual report submission 26.12.07 (Scheduled date for start of dividend payments _____ of ___, 20_)

1. Consolidated Results of the Fiscal Half Year ended on the 30th of September 2007
(from the 1st of April 2007 until the 30th of September 2007) (Rounded down to nearest million)

(1) Consolidated business results (Percentages are rates of change relative to the preceding term)

	Sales		Operating income (loss)		Ordinary income		Net loss	
	million JPY	%	million JPY	%	million JPY	%	million JPY	%
September 2007	2,534	18.5	212	–	221	–	Δ94	–
September 2006	2,139	111.3	Δ104	–	Δ153	–	Δ1,977	–
March 2007	4,122	–	Δ1,796	–	Δ1,798	–	Δ6,169	–

	Fiscal half year net income or loss per share		Fully diluted net income per share	
	JPY	Sen	JPY	Sen
September 2007	Δ1	22	–	–
September 2006	Δ26	04	–	–
March 2007	Δ81	13	–	–

(Reference) Investment Profit or Loss on the Equity Method:
September 2007 ΔJPY36 million September 2006 ΔJPY156 million March 2007 ΔJPY154 million

(2) Status of Consolidated Finances

	Total Assets	Net Assets	Ratio of self-funding	Net assets per share	
	million JPY	million JPY	%	JPY	Sen
September 2007	9,634	6,586	64.4	80	66
September 2006	13,236	10,461	76.3	131	18
March 2007	8,694	6,544	70.8	80	05

(Reference) Equity capital September 2007 JPY6,206,000,000 September 2006 JPY10,093,000,000 March 2007 JPY6,159,000,000

(3) Status of Consolidated Cash Flow

	Cash flow from operating activities	Cash flow from investment activities	Cash flow from financing activities	Cash and cash equivalents at the end of the term
	million JPY	million JPY	million JPY	million JPY
September 2007	787	Δ886	Δ31	286
September 2006	Δ1,771	Δ1,030	1,932	1,453
March 2007	Δ927	Δ2,482	1,515	416

2. Status of dividends

	Dividend per Share									
(Base Date)	First quarter		Half year		Third quarter		End of term		Annual	
	JPY	Sen	JPY	Sen	JPY	Sen	JPY	Sen	JPY	Sen
March 2007	—	—	—	—	—	—	—	—	0	00
March 2008 (recorded results)	—	—	—	—	—	—	—	—	0	00
March 2008 (forecast)	—	—	—	—	—	—	—	—	0	00

3. Consolidated results forecast for the fiscal year ending on the 31st of March 2008 (from the 1st of April 2007 until the 31st of March 2008) (Percentages are rates of change relative to the preceding term).

	Sales		Operating income (loss)		Ordinary income		Net Income		Net profit per share	
	million JPY	%	million JPY	%	million JPY	%	million JPY	%	JPY	Sen
Full term	4,250	3.1	390	—	400	—	120	—	1	56

4. Other

(1) Important changes in subsidiaries during the term (changes in specific subsidiaries due to changes in the range of consolidation) None

(2) Changes in accounting principles, procedures, titles etc. employed in the creation of the Interim Consolidated Financial Statement.

[1] Changes due to improvements in accounting methods Yes

[2] Changes other than [1] No

(Note For details, refer to "Changes in Important Matters on Which the Interim Consolidated Financial Statement is Based" on page 25.)

(3) Shares Issued (common stock)

①	Shares issued at term end (including treasury stock)	September 2007	77,105,272 shares	September 2006	77,105,272 shares	March 2007	77,105,272 shares
②	Number of treasury stock at term end	September 2007	159,983 shares	September 2006	159,983 shares	March 2007	159,983 shares

Note Refer to "Per Share Information" on page 48 for the number of shares used as the base for calculating net income per share (consolidated) for this half year.

Reference Summary of business performance for individual companies

1. Non-consolidated Results of the Fiscal Half Year ended on the 30th of September 2007 (from the 1st of April 2007 until the 30th of September 2007)

(1) Non-consolidated business results (Percentages are rates of change relative to the preceding half term)

	Sales		Operating income (loss)		Ordinary income		Net loss	
	million JPY	%	million JPY	%	million JPY	%	million JPY	%
September 2007	1,394	38.6	172	225.3	212	45.4	Δ170	—
September 2006	1,006	0.7	53	Δ85.5	145	Δ51.1	Δ1,893	—
March 2007	2,260	—	Δ1,361	—	Δ1,226	—	Δ6,500	—

	Fiscal half year net income or loss per share	
	JPY	Sen
September 2007	Δ2	21
September 2006	Δ24	93
March 2007	Δ85	48

(2) Status of Non-consolidated Finances

	Total Assets	Net Assets	Ratio of self-funding	Net assets per share	
	million JPY	million JPY	%	JPY	Sen
September 2007	7,535	5,859	77.0	75	44
September 2006	11,437	10,298	89.7	133	29
March 2007	6,643	5,894	87.9	75	87

(Reference) Equity capital September 2007 JPY5,804,000,000 September 2006 JPY10,255,000,000 March 2007 JPY5,837,000,000

2. Non-consolidated Results of the Fiscal Half Year ending on the 31st of March 2008 (from the 1st of April 2007 until the 31st of March 2008)

(Percentages are rates of change relative to the preceding term)

	Sales		Operating income (loss)		Ordinary income		Net Income		Net profit per share	
	million JPY	%	million JPY	%	million JPY	%	million JPY	%	JPY	Sen
Full term	1,900	Δ16.0	300	—	380	—	50	—	0	65

*The figures listed in the above chart were based on the information obtained at this moment, and they include indeterminateness Therefore, the actual figures may be different from the above forecast figures due to various reasons.

1 Business Results

(1) Analysis of business results

In this consolidated fiscal half year, the Japanese economy was buoyed by factors such as increased capital investment demand due to improved corporate profitability and growth in personal consumption, moving stably as the economic climate showed a gradual trend of recovery. However, worry about government taxation reform and the pension system, and the ripple effects of rising crude oil prices, are still causes for concern, and these situations require careful observation.

We have been devoting considerable efforts to strengthening our financial foundation, as well as reconstructing our business structure, achieving an improved financial position and building our current holding company system. On 31st May 2007, we subsidiarized Flacoco, which is engaged in TV advertising production and similar activities, with the aims of stabilizing profit systems in our entertainment and content business and building an independent position as a general entertainment company, through fusion with our leisure and investment operations.

[1] Sales

(Entertainment and content business)

In our entertainment and content business, Omega Project Co., Ltd. takes the central role in producing high quality entertainment content. Specifically, we have produced radio programs with Japanese celebrities as guests, and TV commercials for major companies. In the future, we will direct our efforts to establishing stable profit systems that combine medium and long-term fund recovery from movie production with short-term fund recovery from work such as commercials, and to the production of a rich lineup of attractive motion pictures.

In the current fiscal half year, our main centers of profit have been the secondary use of movie content produced by our subsidiary Omega Project Co., Ltd., the sale of advertising slots in the InterFM radio program "Birth of Music", and the production of TV advertising for Idem job information and Iichiko Oita barley shochu spirit by our subsidiary Flacoco Inc.

Sales results in our entertainment and content business in this period were JPY162,000,000 (a decrease of 11.8% compared to the preceding period).

(Investment operations)

In our investment business, we have been investing in listed companies and companies which have good potential for achieving a synergistic effects with our entertainment, content and leisure operations. Specifically, we plan and operate content funds, which are a fusion between movie production and finance, looking for synergies between our entertainment and content business and our investment business. We also pursue purely speculative investments, based on broad-based judgments of our investment targets' products, services and market growth potential. From now on, we will keep a close watch on changes in the market, avoiding risks and extending our investment activities.

In the current fiscal half year, the fall of the stock market caused the prices of some of our securities in the business investment account to fall, leading to an extraordinary loss, but steady disposal of securities from the business investment account generated revenue of JPY1,208 million in our investment operation (up 46.9% compared to the preceding period).

Leisure business

In our leisure business, we guide the operation and management of theme park and sports-leisure facilities through Saboten Park And Resort Inc. and Izu Skyline Country Co., Ltd. Saboten Park And Resort Inc. is developing animal-themed entertainment and recreational facilities in the three leading parks of Izu (Izu Shaboten Park, Izu Granpal Park and Izu Kaiyou Park), which are steadily increasing their visitor numbers and revenues. We have also been expanding our lineup of original merchandise that is only available in Izu, and other goods, to further expand revenue.

Izu Skyline Country Co., Ltd. operates golf courses and other sports leisure facilities, and has been collaborating with Saboten Park And Resort Inc. to deliver unique services.

In the future, we will pursue synergies with the entertainment and content business, such as providing shooting locations, together with diligent sales work, to raise the recognition of the various facilities, and so raise visitor numbers. We will also increase our efforts for merchandise sales, such as the development and marketing of Izu-themed original merchandise, which will raise the visitor unit value and further raise revenue and profits.

In the current fiscal half year, we have enjoyed the benefits of favorable weather, and have succeeded in increasing visitor numbers and catering sales. We have also been working steadily to promote sales of "Izu no Koibito" (registered trademark) and other original merchandise, bringing revenue in our leisure business to JPY1,149,000,000 (up 2.2% on the preceding term).

(Other Operations)

In our other businesses, we gained a turnover of JPY14 million (an increase of 91.0% compared to the previous term) in rent income from real estate properties owned by this company.

As a result of the above, the sales of our group in this consolidated accounting period amounted to JPY2,534 million (an increase of 18.5% compared to the preceding term).

[2] Operating costs

Operating costs were JPY262 million in our entertainment and content business, JPY1,076 million in our investment operations, JPY1,131 million in our leisure business, and JPY22 million in our other operations, for a total of JPY2,322 million. As a result, operating profit amounted to JPY212 million (preceding term's operating loss: JPY:104 million).

[3] Non-operating revenue and non-operating expenses

As a result of interest received etc., our non-operating revenue was 54 million yen, and as a result of investment loss at equity etc., our non-operating expenses were 46 million yen. As a result, ordinary profit was JPY221 million (compared to an ordinary loss of JPY153 million in the preceding term).

[4] Extraordinary gains and extraordinary losses

As a result of redemption of stock subscription warrants, our extraordinary gain was JPY3 million. At the same time, losses on revaluation of trade investments in securities caused an extraordinary loss of JPY317 million. After calculations for corporate tax and loss of minority shareholders the net loss for this fiscal half year was JPY94 million (compared to a net loss of JPY1,977 million in the preceding consolidated fiscal half year).

The future outlook is expected to show increased capital investment due to improved corporate profitability, as well as growth in personal consumption, as the gradual recovery of the economy gains strength. We judge, however, that the situation still requires cautious monitoring, due to factors such as the rise in crude oil prices.

Against that background, we will pursue efficient management through cost control and the establishment of stabilized profit structures, with a view to improved business performance and sustainable progress. In doing so, we will continue to honor our social responsibilities, through our Sino-Japanese Film Festivals and other social and cultural exchanges.

Our consolidated performance forecast for the term to March 2008 (full term) is that we can anticipate profit contributions from new facilities in our leisure business and new content production projects in our entertainment and content business, as well as the depreciation of completed movie content. Considering these factors, we anticipate revenue of JPY4,250 million, operating profit of JPY390 million, ordinary profit of JPY400 million and net profit on the term of JP120 million.

(2) Analysis of financial status

[1] Status of our assets, liabilities and net assets

1. Assets

Liquid assets increased by JPY635 million from the previous consolidated accounting year, to reach JPY5,953 million. The increase was mainly due to an increase of JPY550 million in short-term loans receivable.

Fixed assets increased by JPY304 million from the previous consolidated accounting year, to reach JPY3,681 million. The increase was mainly due to an increase of JPY383 million in construction in process.

As a result, total assets increased by JPY940 million from the previous consolidated accounting year, to reach JPY9,634 million.

2. Liabilities

Liquid liabilities increased by JPY921 million from the previous consolidated accounting year, to reach JPY2,310 million. The increase was mainly due to an increase of JPY860 million in accounts payable.

Fixed liabilities declined by JPY23 million from the previous consolidated accounting year, to JPY738 million. The increase was mainly due to an increase of JPY14 million in the reserve for retirement benefits.

As a result, total liabilities increased by JPY898 million from the previous consolidated accounting year, to reach JPY3,048 million.

3. Net assets

The total of net assets was JPY6,586 million.

Net assets per share fell by JPY0.61 from the previous consolidated accounting year, to JPY80.66. Capital adequacy ratio moved to 64.4% from 70.8% in the previous consolidated accounting year.

[2] Cash flow status

Cash and cash equivalents (referred to below as "funds") at the end of this consolidated fiscal half year fell by JPY130 million from the previous consolidated accounting year, to reach JPY286 million.

1. Cash flow due to operating activities

As a result of our marketing activities, funds acquired amounted to JPY787 million (compared to JPY1,771 million used in the previous consolidated accounting year).

The main income components were a reduction of JPY387 million in securities in business investment accounts, other increases in liquid liabilities amounting to JPY509 million, while the main element of expenditure was an increase of JPY294 million in notes and accounts receivable.

2. Cash flow due to investment activities

As a result of our investment activities, funds used amounted to JPY886 million (compared to JPY1,030 million used in the previous consolidated fiscal half year).

The main component was expenditure of JPY722 million in lending.

3. Cash flow due to financing activities

As a result of our financing activities, funds used amounted to JPY31 million (compared to JPY1,932 million acquired in the previous consolidated fiscal half year).

(Reference) – Movements in cash flow-related indices

	Term to March 2004	Term to March 2005	Term to March 2006	Term to March 2007	Half year term to September 2007
Ratio of self-funding	38.7%	86.9%	92.9%	70.8%	64.4%
Ratio of self-funding with market value base	79.7%	93.0%	95.7%	68.9%	53.9%
Ratio of interest-bearing liabilities to cash flow	–	–	0.0 years	–	0.2 years
Interest coverage ratio	–	–	17.8 times	–	251.1 times

Notes 1. All indices are calculated using financial figures on a consolidated basis, by the formulae below.
Ratio of self-funding: Self funding/total capital
Ratio of self-funding with market value base: Total market value of shares/total capital
Ratio of interest-bearing liabilities to cash flow: Interest-bearing debts/cash flow
Interest coverage ration: Cash flow/interest payments

2. Stock market prices are calculated on the basis of issued share numbers, excluding treasury stock.
3. For cash flow, we use the cash flow from sales activities.
4. Of the liabilities listed on the interim consolidated balance sheet, interest-bearing debts refer to all liabilities on which interest is to be paid.

(3) Basic policy on profit sharing, and dividends for the current term

We have succeeded in our efforts, which have been ongoing for some time, to improve our financial standing and reorganize our business systems. In this consolidated fiscal half year, our entertainment and content business and leisure business moved into profit, as we anticipated, while in our investment business we recorded evaluation losses in the securities in business investment account as an extraordinary loss due to falling values of some of our share holdings, but sale of other securities in business investment account made steady progress. However, the situation continues to demand cautious attention, and we must urgently strengthen our financial footings to be able to handle an unexpected situation. It is with great regret, therefore, that we plan to pay no dividend for the year to March 2008. Our goal for the future is to continue operating in the black, so that we can achieve an early resumption of dividend payment to our shareholders and deliver a long-term return.

2 The Status of Our Corporate Group

Our operations in entertainment and content, investment, leisure and other fields involve our consolidated subsidiaries – Omega Project Co., Ltd, Animal Film Bond Company, Basara Pictures Co., Ltd., Saboten Park and Resort Inc., Izu Skyline Country Co., Ltd., Basara Pictures Co., Ltd.), Omega Project Co., Ltd. (Korea) and Flacoco Inc., which became a consolidated subsidiary on May 31, 2007 – and our equity-method affiliated companies – M3 Entertainment Corporation, and Grandport Co. Ltd. (Taiwan) – for a total of ten companies. The following is a summary of the business content of each segment, and of the position of each company within our corporate group:

(Entertainment and content business)

In our entertainment and content business, our consolidated subsidiary Omega Project Co., Ltd. takes the lead in the planning and production of high-quality entertainment content, in collaboration with Basara Pictures Co., Ltd., Omega Project Co., Ltd. in Korea, Animal Film Bond Company, and Flacoco Inc., which became our consolidated subsidiary on May 31, 2007, among others. M3 Entertainment Corporation, another subsidiary, markets the entertainment content produced. This teamwork gives our group an integrated system able to handle all operations, from project planning through production and on as far as marketing the packaged software. We view extending our operations through Asia as one of our most important management policies, so we are devoting more effort than ever to building a business foundation for creating and spreading entertainment beyond national boundaries. Specific examples include introducing Chinese and Hong Kong movies to Japan and staging Japan-China film festivals to promote Sino-Japanese cultural exchange through the medium of film. In future, we will go on working together within our group to expand the range of opportunities we derive from the production of high-quality content, as we pursue multi-faceted business development throughout Asia.

(Investment operations)

In our investment business, we invest in companies which have good potential for achieving synergistic effects with our entertainment and content operations, as well as making speculative investments in listed companies with strong growth potential. We make broad-based judgments, taking into account the product and service strengths of the companies we invest in and the growth potential of markets, with the aim of maximizing our investment performance. As a fusion of entertainment and finance, we plan and manage content funds, which enable film financing and production at a comprehensive level, working to build a business system able to integrate finance and content production, to and deliver everything from funding through production to delivery.

(Leisure business)

We guide the operation and management of theme park and sports-leisure facilities through Saboten Park And Resort Inc. and Izu Skyline Country Co., Ltd. Animal Film Bond Company will provide synergistic benefits for the Group's core entertainment and content business, through a collaborative relationship in joint event hosting and movie production in line with our ambition to create and distribute unique entertainment.

(Other Operations)

We also lease company-owned real estate.

Positions of companies within this group (as of September 30, 2007)

Business Area	Company Name	Position within our Corporate Group	Remarks
Entertainment and content business operations	Omega Project Holdings Co., Ltd.	Strategic planning and management of the Corporate Group	This company
	Omega Project Co., Ltd.	Planning and production of film contents in Asia	Consolidated subsidiary
	Basara Pictures Co., Ltd.	Production of film content in Japan	Consolidated subsidiary
	Omega Project Co., Ltd. (Korea)	Production of film content in Korea	Consolidated subsidiary
	Flacoco Inc.	Production of TV commercials in Japan	Consolidated subsidiary
	Animal Film Bond Company Co., Ltd.	Production of movie content in Japan.	Consolidated subsidiary
	M3 Entertainment Co., Ltd.	Planning and production of film contents within Japan	Equity method affiliate
Investment Business	Omega Project Holdings Co., Ltd.	Investment in contents fund and companies.	This company
	Omega Project Co., Ltd.	Investment in companies.	Consolidated subsidiary
	Grandport Co., Ltd. (Korea)	Development, manufacture and sale of DVR.	Equity method affiliate
Leisure business	Omega Project Holdings Co., Ltd.	Management and guidance of subsidiaries	This company
	Saboten Park and Resorts Co., Ltd.	Operation of theme parks etc,	Consolidated subsidiary
	Izu Skyline Country Co., Ltd.	Operation of golf courses and others leisure sport facilities	Consolidated subsidiary
	Animal Film Bond Company Co., Ltd.	Planning and management of various events.	Consolidated subsidiary
Other operations	Omega Project Holdings Co., Ltd.	Rental etc. of real estate.	This company

Business organization chart


※ : Consolidated subsidiary
※※ : Equity method affiliate
Investment operations
Other operations
Clients
Content fund creation, management and operation
Clients
Realty rental and other operations
Omega Project Holdings Co., Ltd.
Strategy proposal and management
Strategy proposal and management
Strategy proposal and management
Asian development
Grandport Co., Ltd
※※ (Korea)
Omega Project Co., Ltd
※ (Korea)
DVR development, manufacture and marketing
Video software planning and marketing
Clients
Basara Pictures Co., Ltd.
※
Omega Project Co., Ltd.
※
Flacoco Inc.
※
M3 Entertainment Co., Ltd.
※※
TV commercial production etc.
Planning, manufacture and marketing etc. of video content and software
Clients
Animal Film Bond Company Co., Ltd.
※
Planning and staging of various events, video content production, etc.
Saboten Park and Resort Co., Ltd.
※
Izu Skyline Country Co., Ltd.
※
Theme park and golf course operation, event production
Clients and general consumers
Investment operations
Entertainment and content business
Leisure operations

3 Management Policies

Disclosure here is omitted, as there are no substantial changes from the content stated under (1) Concerning our basic management policies, (2) Targets for management indices, (3) Medium to long-term business strategies and (4) Issues facing our company that was disclosed in our "Concise Report of Accounts for the Fiscal Year Ended March the 31st 2007" (published on 25th May 2007).

The concise report can be viewed at the following URL. (Our website) http://www.omega.co.jp (JASDAQ) internet Disclosure System "JDS" search page:

http://jds.jasdaq.co.jp/tekiji/

(5) Other important matters related to company administration

[1] Important administrative matters

Nothing relevant to report.

[2] Litigation and related matters

Nothing relevant to report.

4 Interim Consolidated Financial Statement

(1) Interim Consolidated Balance Sheet

		Preceding fiscal year, as of the 30th of September 2004 fiscal year(As of September 30, 2006)			This fiscal half year, As of the 30th of September 2006 (As of September 30, 2007)			Preceding consolidated fiscal year (31 March 2007)		
Division	Note symbol	Amount (Thousands of JPY)		Share (%)	Amount (Thousands of JPY)		Share (%)	Amount (Thousands of JPY)		Share (%)
(Assets)										
I Current assets										
1 Cash on hand and in banks			1,453,709			286,624			416,832	
2 Accounts receivable			70,499			1,369,677			1,112,998	
3 Securities held in trade account			636,841			51,994			117,762	
4 Securities in business investment account			3,211,904			1,936,187			2,116,796	
5 Inventories			442,788			294,623			341,713	
6 Advance payments			843,678			71,835			58,638	
7 Short-term loans receivable			3,478,855			1,632,495			1,126,712	
8 Accounts due			310,215			240,991			241,715	
9 Other			320,514			329,831			236,424	
Allowance for doubtful accounts			Δ125,976			Δ260,749			Δ451,676	
Total current assets			10,643,030	80.4		5,953,511	61.8		5,317,917	61.2
II Fixed assets										
1 Tangible fixed assets	※1									
(1) Buildings and structures		494,128			486,843			563,517		
(2) Course accounts		359,972			359,972			359,972		
(3) Land		629,818			788,419			634,744		
(4) Other		96,935	1,580,855	11.9	470,787	2,106,022	21.9	132,278	1,690,513	19.4
2. Intangible fixed assets										
(1) Goodwill		352,781			306,265			343,753		
(2) Other		3,534	356,315	2.7	3,165	309,430	3.2	7,442	351,195	4.0
3 Investments and other assets										
(1) Investment account securities		211,641			1,093,418			1,077,597		
(2) Long-term loans receivable		406,967			1,000,000			1,080,000		
(3) Long-term operating receivables		133,059			306,345			95,358		
(4) Other		211,629			104,565			109,530		
Allowance for doubtful accounts		Δ306,706	656,591	5.0	Δ1,238,678	1,265,651	13.1	Δ1,027,691	1,334,794	15.4
Total fixed assets			2,593,762	19.6		3,681,105	38.2		3,376,503	38.8
Total assets			13,236,792	100.0		9,634,616	100.0		8,694,420	100.0

Division	Note symbol	Preceding fiscal year, as of the 30th of September 2004 fiscal year(As of September 30, 2006)		This fiscal half year, As of the 30th of September 2006 fiscal year(As of September 30, 2007)		Preceding consolidated fiscal year (31 March 2007)	
		Amount (Thousands of JPY)	Share (%)	Amount (Thousands of JPY)	Share (%)	Amount (Thousands of JPY)	Share (%)
(Liabilities)							
I Circulating liabilities							
1 Notes and accounts payable trade		142,226		163,140		125,285	
2 Short-term borrowings		136,960		79,847		100,918	
3 Current portion of long-term borrowings		23,336		18,602		20,016	
4 Accounts payable		1,347,486		1,817,977		957,778	
5 Accrued taxes on income		25,877		9,842		13,606	
6 Deferred tax liabilities		—		65,344		—	
7 Litigation reserve		30,000		—		—	
8 Provision for accrued bonuses		—		45,080		46,047	
9. Other		217,691		110,382		124,653	
Total current liabilities		1,923,579	14.5	2,310,217	24.0	1,388,304	16.0
II Fixed liabilities							
1 Long-term borrowings		228,602		39,750		48,344	
2 Reserve for retirement benefits		202,345		221,453		236,338	
3 Reserve for retirement allowance for directors		24,240		28,490		26,825	
4. Other		396,144		448,380		449,996	
Total fixed liabilities		851,331	6.5	738,073	7.6	761,504	8.7
Total liabilities		2,774,910	21.0	3,048,290	31.6	2,149,809	24.7
(Net Assets)							
I Shareholders' equity							
1 Capital		4,239,467	32.0	4,239,467	44.0	4,239,467	48.7
2 Capital surplus		7,556,656	57.1	3,015,293	31.3	7,516,206	86.4
3 Retained earnings		Δ1,401,430	Δ10.6	Δ1,122,584	Δ11.7	Δ5,529,337	Δ63.5
4 Treasury stock		Δ36,405	Δ0.3	Δ13,467	Δ0.1	Δ13,467	Δ0.1
Total shareholders' equity		10,358,287	78.2	6,118,709	63.5	6,212,868	71.5
II Variance of estimate							
1 Unrealized revaluation loss on other investment securities		Δ277,347	Δ2.1	58,868	0.6	Δ72,085	Δ0.8
2 Equity adjustment from foreign currency translation		12,956	0.1	28,666	0.3	18,847	0.2
Total variance of estimate		Δ264,390	Δ2.0	87,534	0.9	Δ53,237	Δ0.6
III Stock subscription warrants		42,570	0.3	54,675	0.6	56,880	0.6
IV Minor shareholders' equity		325,415	2.5	325,406	3.4	328,100	3.8
Total net assets		10,461,881	79.0	6,586,325	68.4	6,544,611	75.3
Total of liabilities and net assets		13,236,792	100.0	9,634,616	100.0	8,694,420	100.0

(2) Interim Consolidated Income Statement

		Preceding fiscal half year (From April 1, 2004 To September 30, 2004) From April 1, 2006 September 30, 2006			Current fiscal half year (From April 1, 2005 To September 30, 2005) From April 1, 2007 September 30, 2007			Summary consolidated financial statement for the preceding consolidated accounting year From April 1, 2006 To March 31, 2007		
Division	Note symbol	Amount (Thousands of JPY)		Ratio (%)	Amount (Thousands of JPY)		Ratio (%)	Amount (Thousands of JPY)		Ratio (%)
I. Sales			2,139,208	100.0		2,534,997	100.0		4,122,180	100.0
II Cost of sales			1,204,518	56.3		1,377,158	54.3		3,866,544	93.8
Gross profit			934,689	43.7		1,157,838	45.7		255,635	6.2
III Selling and general administrative expenses	※1		1,039,066	48.6		945,078	37.3		2,052,160	49.8
Operating profit or operating loss (Δ)			Δ104,376	Δ4.9		212,759	8.4		Δ1,796,524	Δ43.6
VI. Non- operating income										
1 Interest received		81,632			19,251			159,024		
2 Exchange gain and loss		24,849			8,518			—		
3 Other		31,733	138,215	6.5	26,521	54,291	2.1	84,744	243,768	5.9
V Non- operating expenses										
1 Interest paid		570			6,911			8,935		
2 Stock delivery fee		5,466			—			—		
3 Equity method investment loss		156,298			36,702			154,862		
4 Other		25,418	187,753	8.8	2,428	46,042	1.8	81,843	245,642	5.9
Ordinary profit or ordinary loss (Δ)			Δ153,915	Δ7.2		221,009	8.7		Δ1,798,397	Δ43.6
VI Extraordinary profits										
1 Profit on sales of investment securities		4,463			—			10,063		
2 Gain on sales of affiliates' securities		33,117			—			33,117		
3 Profits on redemption of stock subscription warrants		—			2,205			—		
4 Loss on retirement of fixed assets		—			1,515			—		
5 Other		4,385	41,966	2.0	—	3,720	0.1	112,889	156,071	3.8

		Preceding fiscal half year (From April 1, 2004 To September 30, 2004) From April 1, 2006 September 30, 2006			Current fiscal half year (From April 1, 2005 To September 30, 2005) From April 1, 2007 September 30, 2007			Summary consolidated financial statement for the preceding consolidated accounting year From April 1, 2006 To March 31, 2007		
VII Extraordinary losses										
1 Loss on retirement of fixed assets	※2	5			—			5		
2 Appraisal losses on securities in business investment account		1,860,840			210,728			2,893,402		
3 Provision for doubtful accounts		—			56,395			1,325,907		
4 Appraisal loss on investment securities		—			8,515			1,610		
5 Amortization of goodwill		—			31,472			—		
6 Provision for the reserve for settlement of claims		7,200			—			—		
7 Other		4,312	1,872,358	87.5	10,744	317,857	12.5	322,255	4,543,181	110.2
Unadjusted net current losses on the half term (Δ)			Δ1,984,307	Δ92.7		Δ93,127	Δ3.7		Δ6,185,507	Δ150.0
Corporation, resident and business taxes		14,777	14,777	0.7	3,724	3,724	0.1	2,291	2,291	0.1
Minor shareholders' losses			21,116	1.0		2,693	0.1		18,431	0.4
Interim net loss (Δ)			Δ1,977,968	Δ92.4		Δ94,159	Δ3.7		Δ6,169,368	Δ149.7

(3) Interim Consolidated Statement of Capital Stock Variation

Preceding consolidated fiscal half year (from the 1st of April 2006 until the 30th September 2006)

	Shareholders' Equity				
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders' equity
Balance as of March 31, 2006 (thousands of JPY)	3,371,405	6,695,409	571,146	Δ36,405	10,601,555
Variation during this fiscal half year					
Issuance of new shares	868,062	861,246	—	—	1,729,308
Recurrent net loss	—	—	Δ1,977,968	—	Δ1,977,968
Increase in surplus due to elimination from consolidated company	—	—	5,391	—	5,391
Variation during this consolidated fiscal half year other than shareholders' equity (net value)	—	—	—	—	—
Total variation during this consolidated fiscal half year (thousand yen)	868,062	861,246	Δ1,972,577	—	Δ243,268
Balance as of September 30, 2006 (thousands of JPY)	4,239,467	7,556,656	Δ1,401,430	Δ36,405	10,358,287

	Variance of Estimate			Share options	Minor shareholders' equity	Total net assets
	Unrealized revaluation loss on other investment securities	Account for adjustment on exchange conversion	Total variance of estimate			
Balance as of March 31, 2006 (thousands of JPY)	228,412	13,247	241,659	13,530	55,266	10,912,011
Variation during this fiscal half year						
Issuance of new shares	—	—	—	—	—	1,729,308
Recurrent net loss	—	—	—	—	—	Δ1,977,968
Increase in surplus due to elimination from consolidated company	—	—	—	—	—	5,391
Variation during this consolidated fiscal half year other than shareholders' equity (net value)	Δ505,759	Δ290	Δ506,050	29,040	270,148	Δ206,861
Total variation during this consolidated fiscal half year (thousands of JPY)	Δ505,759	Δ290	Δ506,050	29,040	270,148	Δ450,129
Balance as of September 30, 2006 (thousands of JPY)	Δ277,347	12,956	Δ264,390	42,570	325,415	10,461,881

Current consolidated fiscal half year (from the 1st of April 2007 until the 30th of September 2007)

	Shareholders' Equity				
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders' equity
Balance as of March 31, 2006 (thousands of JPY)	4,239,467	7,516,206	Δ5,529,337	Δ13,467	6,212,868
Variation during this fiscal half year					
Transfer from other capital surplus to other retained earnings	—	Δ4,500,912	4,500,912	—	—
Recurrent net loss	—	—	Δ94,159	—	Δ94,159
Variation during this consolidated fiscal half year other than shareholders' equity (net value)	—	—	—	—	—
Total variation during this consolidated fiscal half year (thousands of JPY)	—	Δ4,500,912	4,406,753	—	Δ94,159
Balance as of September 30, 2007 (thousands of JPY)	4,239,467	3,015,293	Δ1,122,584	Δ13,467	6,118,709

	Variance of Estimate			Share options	Minor shareholders' equity	Total net assets
	Unrealized revaluation loss on other investment securities	Account for adjustment on exchange conversion	Total variance of estimate			
Balance as of March 31, 2006 (thousands of JPY)	Δ72,085	18,847	Δ53,237	56,880	328,100	6,544,611
Variation during this fiscal half year						
Transfer from other capital surplus to other retained earnings	—	—	—	—	—	—
Recurrent net loss	—	—	—	—	—	Δ94,159
Variation during this consolidated fiscal half year other than shareholders' equity (net value)	130,953	9,818	140,772	Δ2,205	Δ2,693	135,874
Total variation during this consolidated fiscal half year (thousands of JPY)	130,953	9,818	140,772	Δ2,205	Δ2,693	41,715
Balance as of September 30, 2007 (thousands of JPY)	58,868	28,666	87,534	54,675	325,406	6,586,325

Preceding consolidated fiscal year (from the 1st of April, 2006 until the 31st of March, 2007)

	Shareholders' Equity				
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders' equity
Balance as of March 31, 2006 (thousands of JPY)	3,371,405	6,695,409	571,146	Δ36,405	10,601,555
Variation during this consolidated fiscal year					
Issuance of new shares	868,062	861,246	—	—	1,729,308
current net loss	—	—	Δ6,169,368	—	Δ6,169,368
Acquisition of treasury stock	—	—	—	Δ187,511	Δ187,511
Disposal of treasury stock	—	Δ40,450	—	210,450	169,999
Increase in surplus due to elimination from consolidated company	—	—	68,884	—	68,884
Variation during this consolidated fiscal year other than shareholders' equity (net value)	—	—	—	—	—
Total variation during this consolidated fiscal year (thousands of JPY)	868,062	820,796	Δ6,100,483	22,938	Δ4,388,686
Balance as of March 31, 2006 (thousand of JPY)	4,239,467	7,516,206	Δ5,529,337	Δ13,467	6,212,868

	Variance of Estimate			Share options	Minor shareholders' equity	Total net assets
	Unrealized revaluation loss on other investment securities	Account for adjustment on exchange conversion	Total variance of estimate			
Balance as of March 31, 2006 (thousands of JPY)	228,412	13,247	241,659	13,530	55,266	10,912,011
Variation during this consolidated fiscal year						
Issuance of new shares	—	—	—	—	—	1,729,308
Current net loss	—	—	—	—	—	Δ6,169,368
Acquisition of treasury stock	—	—	—	—	—	Δ187,511
Disposal of treasury stock	—	—	—	—	—	169,999
Increase in surplus due to elimination from consolidated company	—	—	—	—	—	68,884
Variation during this consolidated fiscal year other than shareholders' equity (net value)	Δ300,497	5,599	Δ294,897	43,350	272,833	21,286
Total variation during this consolidated fiscal year (thousands of JPY)	Δ300,497	5,599	Δ294,897	43,350	272,833	Δ4,367,400
Balance as of March 31, 2006 (thousands of JPY)	Δ72,085	18,847	Δ53,237	56,880	328,100	6,544,611

(4) Interim Consolidated Cash Flow Statement

		Preceding fiscal half year (From April 1, 2004 To September 30, 2004) From April 1, 2006 To September 30, 2006	Current fiscal half year (From April 1, 2005 To September 30, 2005) From April 1, 2007 To September 30, 2007	Summary consolidated cashflow statement for the preceding consolidated accounting year From April 1, 2006 To March 31, 2007
Division	Note symbol	Amount (Thousands of JPY)	Amount (Thousands of JPY)	Amount (Thousands of JPY)
I Cash flow from operating activities:				
Unadjusted net current losses on the half term (Δ)		Δ1,984,307	Δ93,127	Δ6,185,507
Depreciation		31,800	39,940	66,917
Amount written off from goodwill		10,438	41,162	19,466
Equity method investment loss		156,298	36,702	154,862
Increase (decrease) of vested benefit obligations		6,815	Δ14,885	40,808
Increase of accrued severance indemnities		2,380	1,665	4,965
Increase in allowance for doubtful accounts		200	55,273	1,325,907
Increase (decrease) of litigation reserve		7,200	—	Δ22,800
Stock compensation expense		32,490	—	56,880
Profits on redemption of stock subscription warrants		—	Δ2,205	—
Interest income		Δ83,330	Δ19,253	Δ163,823
Interest expense		570	6,911	8,935
Exchange gain and loss (Δ)		—	Δ8,160	19,336
Gain on sales of affiliates' securities		Δ33,117	—	Δ33,117
Profit on disposal of fixed assets		—	Δ1,515	—
Loss on sales of investment securities		Δ4,463	—	Δ426
Valuation loss on investment securities		—	8,515	1,610
Amortization of deferred charges		5,466	—	—
Loss on retirement of fixed assets		—	2,826	—
Loss on retirement of fixed assets		5	—	5
Decrease (increase) of notes and accounts receivable		54,850	Δ294,684	Δ1,014,863
Decrease of inventories (Gain)		Δ412,811	48,298	42,890
Decrease (increase) of securities held in trade account		Δ636,841	27,523	Δ117,762
Decrease (increase) of securities in business investment account		Δ311,559	387,913	2,434,591
Decrease (increase) in notes and accounts payable trade		14,455	37,855	1,513
Decrease (increase) of advance payments		317,981	Δ48,410	1,104,999
Decrease of other current assets		550,465	89,123	639,132
Decrease of accrued consumption tax etc.		3,131	—	63,627
Increase of other current liabilities		450,450	509,386	165,169
Decrease (increase) of other fixed assets		Δ47,288	366	3,471
Decrease (increase) of other fixed liabilities		54,700	Δ1,450	55,350
Others		Δ2	Δ20,838	223,938
Subtotal		Δ1,814,021	788,933	Δ1,103,920

		Preceding fiscal half year (From April 1, 2004 To September 30, 2004) From April 1, 2006 To September 30, 2006	Current fiscal half year (From April 1, 2005 To September 30, 2005) From April 1, 2007 To September 30, 2007	Summary consolidated cashflow statement for the preceding consolidated accounting year From April 1, 2006 To March 31, 2007
Division	Note symbol	Amount (Thousands of JPY)	Amount (Thousands of JPY)	Amount (Thousands of JPY)
Interest and dividends received		44,686	5,462	194,955
Interest paid		Δ570	Δ3,134	Δ16,842
Corporation tax paid		Δ1,544	Δ4,097	Δ2,077
Cash flow from operating activities		Δ1,771,449	787,164	Δ927,884

		Preceding fiscal half year (From April 1, 2004 To September 30, 2004) From April 1, 2006 To September 30, 2006	Current fiscal half year (From April 1, 2005 To September 30, 2005) From April 1, 2007 To September 30, 2007	Summary consolidated cashflow statement for the preceding consolidated accounting year From April 1, 2006 To March 31, 2007
Division	Note symbol	Amount (Thousands of JPY)	Amount (Thousands of JPY)	Amount (Thousands of JPY)
II Cash flow from investing activities:				
Expenditures for acquisition of investment securities		—	Δ51,081	Δ277,077
Income from sales of investment securities		47,700	—	616,800
Net income from acquisition of shares in subsidiaries		105,955	18,594	105,955
Income from the sale of shares in subsidiaries		24,887	—	24,887
Expenditure for acquisition of shares in affiliated companies		—	—	Δ1,156,527
Expenditure for acquisition of tangible fixed assets		Δ102,231	Δ464,378	Δ286,590
Income from sales of tangible fixed assets		—	154,430	39,753
Income from sales of intangible fixed assets		—	3,520	—
Expenditures from loans		Δ3,603,509	Δ722,227	Δ4,279,500
Income from the withdrawal of loans		2,496,526	173,152	2,730,100
Others		—	1,569	Δ697
Cash flow from investment activities		Δ1,030,670	Δ886,418	Δ2,482,896
III Cash flow from financing activities:				
Net increase (net decrease) in short term borrowings		2,416	Δ21,070	Δ33,622
Income from long term borrowings		223,194	—	223,194
Expenditures for the repayment of long term borrowings		Δ13,344	Δ10,008	Δ196,922
Income from issuance of shares etc.		1,720,392	—	1,720,392
Others		—	—	Δ197,591
Cash flow from financing activities		1,932,658	Δ31,078	1,515,450
IV Conversion difference of cash and cash equivalents		591	124	Δ10,416
V Decrease in cash and cash equivalents		Δ868,869	Δ130,208	Δ1,905,746
VI Cash and cash equivalents at the beginning of the term		2,322,578	416,832	2,322,578
VII Cash and cash equivalents at the end of the mid-term (annual term).	※1	1,453,709	286,624	416,832

(5) Basics concerning the preparation method of the interim consolidated financial statement

Item	Preceding fiscal half year (From April 1, 2004 To September 30, 2004) From April 1, 2006 To September 30, 2006	Current fiscal half year (From April 1, 2005 To September 30, 2005) From April 1, 2007 To September 30, 2007	Preceding consolidated fiscal year From April 1, 2006 To March 31, 2007
1 Scope of consolidation	(1) Consolidated subsidiaries: ··· 5 in total (4 in Japan) (One Abroad) Main consolidated subsidiaries: (Domestic subsidiaries) Basara Pictures Co., Ltd. Omega Project Co., Ltd. Saboten Park and Resort Co., Ltd. Naka-Izu Kougen Kaihatsu Co., Ltd. (Overseas subsidiaries) Omega Project Co., Ltd. (Korea) Status Changed (New) Increase by additional acquisition of shares: Two companies Saboten Park And Resort Inc. (Transfer from equity method affiliate) Naka-Izu Kougen Kaihatsu Co., Ltd. (Exclusion) by sale of shares, Reduction: One company Asia Movie Week Pte. Ltd. (2) Non-consolidated subsidiaries···0	(1) Consolidated subsidiaries: ··· 7 in total (6 in Japan) (One Abroad) Main consolidated subsidiaries: (Domestic subsidiaries) Basara Pictures Co., Ltd. Omega Project Co., Ltd. Saboten Park and Resort Co., Ltd. Izu Skyline Country Co., Ltd. Animal Film Bond Company Co., Ltd. Flacoco Inc. (Overseas subsidiaries) Omega Project Co., Ltd. (Korea) Status Changed (New) Increase by acquisition of shares: One company Flacoco Inc. (2) Non-consolidated subsidiaries···0	(1) Consolidated subsidiaries: ··· 6 in total (5 in Japan) (One Abroad) Main consolidated subsidiaries: (Domestic subsidiaries) Basara Pictures Co., Ltd. Omega Project Co., Ltd. Saboten Park and Resort Co., Ltd. Izu Skyline Country Co., Ltd. (Formerly Naka-Izu Kougen Kaihatsu Co., Ltd.) Animal Film Bond Company Co., Ltd. (Overseas subsidiaries) Omega Project Co., Ltd. (Korea) Status Changed (New) Increase by acquisition of shares: Three company Saboten Park And Resort Inc. (Transfer from equity method affiliate) Izu Skyline Country Co., Ltd. (Formerly Naka-Izu Kougen Kaihatsu Co., Ltd.) Animal Film Bond Company Co., Ltd. (Exclusion) by sale of shares, Reduction: One company Asia Movie Week Pte. Ltd. (2) Non-consolidated subsidiaries···0
2 Application of the Equity Method	(1) No. of companies to which the equity method applies ···2 companies M3 Entertainment Corporation Qualitek Electronics Co., Ltd. Status Changed (Exclusion) Changed to consolidated subsidiary through additional acquisition of shares: One company	(1) No. of companies to which the equity method applies ···2 companies M3 Entertainment Corporation Grandport Co., Ltd	(1) No. of companies to which the equity method applies ···2 companies M3 Entertainment Corporation Grandport Co., Ltd (Formerly Korea Tender Inc.) Status Changed (New) Increase by acquisition of shares: One company (Exclusion) Changed to consolidated subsidiary through additional acquisition of shares: One company Decrease due to reduction in share held: One company

	(2) Number of non-consolidated companies and affiliated companies to which the equity method does not apply···0	(2) Number of non-consolidated companies and affiliated companies to which the equity method does not apply···0	(2) Number of non-consolidated companies and affiliated companies to which the equity method does not apply···0

Item	Preceding fiscal half year (From April 1, 2004 To September 30, 2004) From April 1, 2006 To September 30, 2006	Current fiscal half year (From April 1, 2005 To September 30, 2005) From April 1, 2007 To September 30, 2007	Preceding consolidated fiscal year From April 1, 2006 To March 31, 2007
	(3) Of our affiliate companies subject to the equity method, the first-half accounts settlement date for Qualitek Electronics Co. Ltd. is June 30. As the consolidated first-half accounts settlement date is within three months of the date that this company's accounts were settled, these consolidated accounts have been prepared based on the financial statements issued by the company at the fiscal half year.	(3) Of our affiliate companies subject to the equity method, the first-half accounts settlement date for Grandport Co., Ltd. is June 30. As the consolidated first-half accounts settlement date is within three months of the date that this company's accounts were settled, these consolidated accounts have been prepared based on the financial statements issued by the company at the fiscal half year. Additionally, although the interim accounts settlement date of M3 Entertainment Corporation is March 31, it made a provisional settlement of accounts at the end of September, and we have used this in the financial statements in question.	(3) Of our affiliate companies subject to the equity method, the term accounts settlement date for Grandport Co., Ltd (formerly Korea Tender Inc.) is December 31*. As the consolidated accounts settlement date is within three months of the date that this equity method company's accounts were settled, the equity method has been applied based on the financial statements issued by the company for its fiscal year. Additionally, although the accounts settlement date of M3 Entertainment Corporation is September 30, it made a provisional settlement of accounts at the end of March, and we have used this in the financial statements in question.
3 Settlement dates (half year) of Consolidated Subsidiaries	Among our consolidated subsidiaries, the day of interim settlement of Omega Project Co., Ltd. (Korea) is June 30, and since the difference from the consolidated day of settlement is within three months, consolidation is carried out with the financial statements pertaining to the operating half year of this consolidated subsidiary as the base. However, in regard to important transactions that occur between three months of settlement, necessary adjustments are to be carried out in consolidation. Additionally, although the accounts settlement date of Naka-Izu Kougen Kaihatsu Co., Ltd. is June 30, it made a provisional settlement of accounts in end-September, and we have used this in the financial statements in question.	Among our consolidated subsidiaries, the day of interim settlement of Omega Project Co., Ltd. (Korea) is June 30, and since the difference from the consolidated day of settlement is within three months, consolidation is carried out with the financial statements pertaining to the operating half year of this consolidated subsidiary as the base. However, in regard to important transactions that occur between three months of settlement, necessary adjustments are to be carried out in consolidation. Additionally, although the accounts settlement date of Izu Skyline Country Co., Ltd. is June 30, it made a provisional settlement of accounts in end-September, and we have used this in the financial statements in question.	Among our consolidated subsidiaries, the day of settlement of Omega Pictures Co., Ltd.(Korea) is December 31, and since the difference from the consolidated day of settlement is within three months, consolidation is carried out with the financial statements pertaining to the operating year of this consolidated subsidiary as the base. However, for important transactions that occur between these days of settlement, necessary adjustments are to be carried out in consolidation. Additionally, although the accounts settlement date of Izu Skyline Country Club (formerly Naka-Izu Kougen Kaihatsu Co., Ltd.) is September 31, it made a provisional settlement of accounts at the end of March, and we have used this in the financial statements in question.

Item	Preceding fiscal half year (From April 1, 2004 To September 30, 2004) From April 1, 2006 To September 30, 2006	Current fiscal half year (From April 1, 2005 To September 30, 2005) From April 1, 2007 To September 30, 2007	Preceding consolidated fiscal year From April 1, 2006 To March 31, 2007
4. Accounting Standards (1) Evaluation standards and evaluation methods for important assets	i Securities Sale purpose securities Market price method (cost of products sold are calculated according to moving-average method) Other stocks and bonds Items with market value Fair value based on the market price at the closing date of the fiscal half year. (Both unrealized gains and losses are included as a component of shareholders' net equity; with sale cost mainly determined using the moving average cost) Securities with no market price: Cost accounting method based on moving average method ii Derivatives Market value method iii Inventories Products, goods in process, film distribution rights and TV broadcast rights. For goods, products, raw materials and supplies, the moving average method is applied. However, film distribution rights are amortized using serial method within 12 repayment months from point in time when provided for business. Furthermore, TV broadcasting rights are written off using equal installment method according to the term of each rights.	i Securities Sale purpose securities Same as on the left Other stocks and bonds Items with market value Same as on the left Securities with no market price: Same as on the left ii Derivatives Same as on the left iii Inventories Products, goods in process, film distribution rights and TV broadcast rights. Same as on the left	i Securities Sale purpose securities Same as on the left Other stocks and bonds Items with market value Fair value based on the market price at the closing date of the fiscal year. (Both unrealized gains and losses are included as a component of shareholders' net equity; with sale cost mainly determined using the moving average cost) Securities with no market price: Same as on the left ii Derivatives Same as on the left iii Inventories Products, goods in process, film distribution rights and TV broadcast rights. Same as on the left

Item	Preceding fiscal half year (From April 1, 2004 To September 30, 2004) From April 1, 2006 To September 30, 2006	Current fiscal half year (From April 1, 2005 To September 30, 2005) From April 1, 2007 To September 30, 2007	Preceding consolidated fiscal year From April 1, 2006 To March 31, 2007
(2) Method for depreciating important depreciable assets	i Tangible fixed assets: Declining balance method The main periods of useful life are shown below. At the same time, straight-line method is used for a part of the subsidiaries. Buildings: 7 to 50 years Facilities pertaining to buildings: 3 to 18 years Building structures: 2 to 50 years Machines: 2 to 8 years Automotive equipment: 2 to 6 years Machinery and equipment: 2 to 20 years Boats and ships: 5 years	i Tangible fixed assets: Declining balance method The main periods of useful life are shown below. At the same time, straight-line method is used for a part of the subsidiaries. Buildings: 7 to 50 years Facilities pertaining to buildings: 3 to 18 years Building structures: 2 to 50 years Machines: 2 to 8 years Automotive equipment: 2 to 6 years Machinery and equipment: 2 to 20 years (Change of Accounting Policies) With revisions to the corporation tax law (law on partial revision of the income tax law, 30th March 2007, law No.6 and administrative order on partial revision of the corporation tax law, 30th March 2007, administrative order No.83), we have changed to accounting methods based on the revised corporation tax law for machinery acquired after 1st April 2007. The changes are minor, and will have little impact on profit and loss. (Additional information) Starting from the current consolidated fiscal half year, machinery acquired before 31st March 2007 will follow the straight-line method over five years, from the year after depreciation has reached the maximum level. The changes are minor, and will have little impact on profit and loss.	i Tangible fixed assets: Declining balance method The main periods of useful life are shown below. At the same time, straight-line method is used for a part of the subsidiaries. Buildings: 7 to 50 years Facilities pertaining to buildings: 3 to 18 years Building structures: 2 to 50 years Machines: 2 to 8 years Automotive equipment: 2 to 6 years Machinery and equipment: 2 to 20 years
	ii Intangible fixed assets Straight-line method In regard to the software that our company uses, a straight-line method is used on the usable period in the company (3 to 5 years)	ii Intangible fixed assets Same as on the left	ii Intangible fixed assets Same as on the left
	iii Straight-line method for long-term advance charges	iii Straight-line method for long-term advance charges	iii Straight-line method for long-term advance charges

(3) Standard for calculating foreign currency assets and liabilities to Japanese currency	Debts and credits in foreign currency is converted to yen currency at the closest exchange rate from the fiscal half year accounting date, and the difference is handled as gain and loss. Also, the assets and liabilities of subsidiaries abroad is converted to yen currency at the closest exchange rate from the fiscal half year accounting date, and the difference is included in the amortization of currency exchange and minority equity in the net asset section.	Same as on the left	Debts and credits in foreign currency is converted to yen currency at the closest exchange rate from the fiscal year accounting data, and the difference is handled as gain and loss. Also, the assets and liabilities of subsidiaries abroad is converted to yen currency at the closest exchange rate from the fiscal year accounting data, and the difference is included in the amortization of currency exchange and minority equity in the net asset section.

Item	Preceding consolidated fiscal half year (from the 1st of April 2006 until the 30th September 2006)	Current consolidated fiscal half year (from the 1st of April 2006 until the 30th September 2006)	Preceding consolidated fiscal year (from the 1st of April 2006 until the 31st March 2007)
(4) Standards for reckoning important reserve funds	i Allowance for doubtful accounts In order to provide for losses due to doubtful accounts of credit, general credit will be reckoned by a loan loss ratio, and fixed credit, such as credit for doubtful accounts, will be considered individually, depending on the probability of recovery and forecasting uncollectible loans.	i Allowance for doubtful accounts Same as on the left	i Allowance for doubtful accounts Same as on the left
	ii Reserve funds for retirement benefits For the payment of retirement to employees, accrued pension costs are reserved at the amount incurred in the current period based on the projected benefit obligation and the fair value plan assets as of the current period end.	ii Reserve funds for retirement benefits Same as on the left	ii Reserve funds for retirement benefits For the payment of retirement and severance benefits to employees, accrued pension costs reserved at the amount incurred in the current period based on the projected benefit obligation and the fair value of plan assets as of the end of the current consolidated accounting year.
	iii Reserve funds for retirement benefits for directors Accrued severance indemnities are reserved for the payment of retirement and severance benefits to directors. The reserve for the future payments is fully provided based on the internal rule for directors' severance indemnities.	iii Reserve funds for retirement benefits for directors Same as on the left	iii Reserve funds for retirement benefits for directors In order to provide for future allowances of retirement benefits for directors, to be reckoned as a necessary period-end provision based on internal standards.
	iv Litigation reserve In order to provide for losses in litigation, to be reckoned by estimating loss.	———	———
	———	v Provision for accrued bonuses This is to be applies to expenditure on bonuses paid to employees, so it is determined on the basis of anticipated payments.	v Provision for accrued bonuses Same as on the left

(5) Standards for reckoning earnings and expenses	In the event of the sale of marketable securities for business investment in the form of unlisted shares, the amount of sales of marketable securities for business investment is the sum of sales of marketable securities for business investment that have been purchased for the purpose of investment growth, and is determined by dividends and interest received. The sale price of marketable securities for business investment is determined by the securities book value, fees paid and valuation loss. In the event of the sale of marketable securities for business investment in the form of listed shares, the profit from management of marketable securities for business investment is determined by the net profit or loss on the sale.	In the event of the sale of marketable securities for business investment in the form of listed shares, the profit from management of marketable securities for business investment is determined by the net profit or loss on the sale. In the event of the sale of marketable securities for business investment in the form of unlisted shares, the amount of sales of marketable securities for business investment is the sum of sales of marketable securities for business investment that have been purchased for the purpose of investment growth, and is determined by dividends and interest received. The sale price of marketable securities for business investment is determined by the securities book value, fees paid and valuation loss.	Same as on the left

Item	Preceding fiscal half year (From April 1, 2004 To September 30, 2004) From April 1, 2006 To September 30, 2006	Current fiscal half year (From April 1, 2005 To September 30, 2005) From April 1, 2007 To September 30, 2007	Preceding consolidated fiscal year From April 1, 2006 To March 31, 2007
(6) Processing methods for important lease transactions	Financial lease transactions, other than in cases in which the ownership of the leased property is transferred to the lessee, are accounted using the accounting method applicable to ordinary lease transactions.	Same as on the left	Same as on the left
(7) Important hedge accounting method	i Methods for hedge accounting The gain or loss or unrealized gain or loss based on the market value when hedged is accounted for as assets or liabilities by the deferred accounting method until the hedged object gain or loss is realized. ii Hedging instrument and hedge objective Hedging instrument: Swap on interest Hedge objective: Debt loan iii Hedging policy In order to hedge interest volatility risk, we use derivatives transactions only when necessary. iv Effective evaluation method of hedging From the start of hedging and determination period of effectiveness, we compare the accumulating total of hedge objective and hedging instrument fluctuation rate, and use the difference as the basis for judgment.	Same as on the left	Same as on the left
(8) Other significant items in preparation of the financial statement	i Accounting processing for consumption tax etc. A before-tax method is used. ii Account processing of securities in business investment account Marketable securities acquired as M&A business transactions for the purpose of business investment are counted as current assets as marketable securities for business investment. Profits and losses on such transactions are shown as operating income and expenses. Note that although these investments may temporarily meet the requirements of controlling the decision-making body of the entity being invested in, and of exerting significant influence over this entity, we deem that such entities are neither subsidiaries nor affiliated companies, because the purpose of the share acquisition is business investment and not acquisition of a controlling stake. Thus, we do not include such entities in the scope of consolidation, nor do we apply the equity method to them.	i Accounting processing for consumption tax etc. Same as on the left Account processing the equity securities for sales Same as on the left	i Accounting processing for consumption tax etc. Same as on the left Account processing the equity securities for sales Same as on the left

Item	Preceding consolidated fiscal half year (from the 1st of April 2006 until the 30th September 2006)	Current consolidated fiscal half year (from the 1st of April 2006 until the 30th September 2006)	Preceding consolidated fiscal year (from April 1, 2006 to March 31, 2007)
5. Important items for drafting other fiscal half year financial statements	Funds in the interim consolidated cash flow account statement (cash and cash equivalents) may include cash on hand, readily available deposits, and readily convertible funds, and are constituted by short-term investments arriving from the term of redemption within three months from the date of acquisition bearing little risk in respect to value variation.	Same as on the left	Funds in the consolidated cash flow account statement (cash and cash equivalents) may include cash on hand, readily available deposits, and readily convertible funds, and are constituted by short-term investments arriving from the term of redemption within three months from the date of acquisition bearing little risk in respect to value variation.

(6) Basics concerning changes in the preparation method of the interim consolidated financial statement

Preceding fiscal half year (From April 1, 2004 To September 30, 2004) From April 1, 2006 To September 30, 2006	Current fiscal half year (From April 1, 2005 To September 30, 2005) From April 1, 2007 To September 30, 2007	Preceding consolidated fiscal year From April 1, 2006 To March 31, 2007
(Accounting method on indication of net assets in balance sheet) Starting this year, the company is applying the "Accounting method on indication of net assets in balance sheets." (Corporate accounting standards No.5 9th December, 2005, Accounting Standards Board of Japan),, and "Guidelines for the application of accounting standards on indication of net assets in balance sheets", (Guidelines for the application of corporate accounting standards No.8, 9th December 2005, Accounting Standards Board of Japan). There is no influence on the balance sheet. Furthermore, the amount relevant to the traditional "Asset" section totaled to 10,093,896 thousand yen. Due to revision of regulations on financial statements, this fiscal mid-term financial statement has been made according to the revised regulations. (Accounting method on stock subscription) Starting this year, the company is applying the "Accounting method on stock subscription." , (Corporate accounting standards, No.8, 27th December 2005, Accounting Standards Board of Japan) and the "Guidelines for application of accounting standards on stock subscription" (Guidelines for the application of corporate accounting standards No.11, final amendment 31st May 2006, Accounting Standards Board of Japan). As a result, the unadjusted net current losses such as sales losses, ordinary losses, and taxes increased 32,490 thousand yen.	――――――	(Accounting standards for the indication of net assets in balance sheets) Starting this consolidated year, the company is applying the "Accounting method on indication of net assets in balance sheets." (Corporate accounting standards No.5, 9th December 2005) and "Guidelines for the application of accounting standards on indication of net assets in balance sheets" (Guidelines for the application of corporate accounting standards, No.8, 9th December 2005). The equivalent total value for accounting shareholders' equity to date is JPY6,159,631,000. From this consolidated year, the company will employ the revised Consolidated Financial Statement rules for net assets in the Consolidated Balance Sheet, following amendment of the said rules. (Accounting method on stock subscription) Starting this consolidated year, the company is applying the "Accounting method on stock subscription.", (Corporate accounting standards, No.8, 27th December 2005, Accounting Standards Board of Japan) and the "Guidelines for application of accounting standards on stock subscription" (Guidelines for the application of corporate accounting standards No.11, final amendment 31st May 2006, Accounting Standards Board of Japan). As a result, the unadjusted net current losses on the term, such as sales losses, ordinary losses, and taxes increased 56,880 thousand yen.

Changes in Accounting Titles and Classification

Preceding fiscal half year (From April 1, 2004 To September 30, 2004) From April 1, 2006 To September 30, 2006	Current fiscal half year (From April 1, 2005 To September 30, 2005) From April 1, 2007 To September 30, 2007
(Interim Consolidated Balance Sheet) The accounts payable which we included under the item "Others" in current liability preceding fiscal half term (amounting 60,441 thousand yen preceding fiscal half term) has exceeded 5/100 of the total asset, so it has been indicated separately from this fiscal half term. Consolidation adjusting account" from preceding fiscal half year is indicated as "goodwill" from this fiscal half year. Notes to the interim consolidated income statement With the application of "Near-term handling of account processing for deferred assets" from Administrative Report No.19, the item stated as "New share issue expense amortization" in the preceding consolidated accounting half year is now indicated as "stock delivery fees". (Interim Consolidated Cash Flow Statement) "Amortization of consolidation account adjustment" from preceding fiscal half year is indicated as "Amortization of goodwill" from this fiscal half year.	―――

(7) Notes concerning the Interim Consolidated Financial Statement
Notes on the interim consolidated balance sheet

Preceding consolidated fiscal half year (30 September 2006)	Current consolidated fiscal half year (30 September 2007)	End of preceding consolidated fiscal year (March 31, 2007)
*1 Accumulated depreciation of tangible fixed-assets is 683,827 thousand JPY.	*1 Accumulated depreciation of tangible fixed-assets is 832,053 thousand JPY.	*1 Accumulated depreciation of tangible fixed-assets is 807,046 thousand JPY.
2. Contingent liability Guarantee liabilities (1) The company guarantees the bank borrowing of the non-consolidated company below mentioned. Sweet Basil Inc. 194,670,000 JPY	2. Contingent liability Guarantee liabilities (1) The company guarantees the bank borrowing of the non-consolidated company below mentioned. Sweet Basil Inc. 189,170,000 JPY	2. Contingent liability Guarantee liabilities (1) The company guarantees the bank borrowing of the non-consolidated company below mentioned. Sweet Basil Inc. 194,670 JPY
3. ――――――	3. Note discount price 50,000 JPY	3. ――――――
4. ――――――	4. Notes receivable endorsed price 150,000 JPY	4. ――――――

(Notes to the interim consolidated income statement)

Preceding fiscal half year From April 1, 2006 To September 30, 2006	Current fiscal half year From April 1, 2007 To September 30, 2007	Preceding consolidated fiscal year From April 1, 2006 To March 31, 2007
*1. Main items and values of the marketing and general administrative expenses are: Salary 266,065 JPY…,000 Taxes and public dues 105,501 JPY…,000 Commissions paid 100,787 JPY…,000 Provision for accrued bonuses 43,785 JPY…,000 Retirement allowance expenditure 7,897 JPY…,000 Provision for directors' retirement allowance 7,061 JPY…,000	1. Main items and values of the marketing and general administrative expenses are: Salary 272,549 JPY…,000 Commissions paid 86,009 JPY…,000 Bonuses 3,000 JPY…,000 Provision for accrued bonuses 41,755 JPY…,000 Retirement allowance expenditure 10,092 JPY…,000 Provision for directors' retirement allowance 1,665 JPY…,000	1. Main items and values of the marketing and general administrative expenses are: Salary 526,704 JPY…,000 Commissions paid 200,876 JPY…,000 Bonuses 60,968 JPY…,000 Provision for accrued bonuses 60,653 JPY…,000 Retirement allowance expenditure 52,971 JPY…,000 Provision for directors' retirement allowance 9,711 JPY…,000
*2 The loss on retirement of fixed assets consists of office equipment to the value of JPY5,000.	*2 ————	*2 The loss on retirement of fixed assets consists of office equipment to the value of JPY5,000.

(Notes to the interim consolidated statement of capital stock variation)

Preceding consolidated fiscal half year (from the 1st of April 2006 until the 30th September 2006)

1 Matters related to shares outstanding

Type of share	End of preceding consolidated accounting year	Increase	Decrease	Current fiscal half year, As of the 30th of September 2006
Common shares (Thousand shares)	68,956	8,149	—	77,105

(General outline of changes)

The main reasons for the increase are as follows:

Issuance of stock subscription warrants with commitment line 8,145,000 shares

Exercise of our 2nd stock subscription warrants 4,000 shares

2 Matters related to treasury stock

Type of share	End of preceding consolidated fiscal year	Increase	Decrease	This fiscal half year, As of the 30th of September 2006
Common shares (Thousand shares)	159	—	—	159

3 Matters related to stock subscription warrants

Company Name	Content	Type of shares concerned	Number of shares (Thousand share)				Amount outstanding at the end of this fiscal half year (Thousand yen)
			End of preceding consolidated fiscal year	Increase	Decrease	Current fiscal half year, As of the 30th of September 2006	
Submitted company	Stock subscription warrants issued by third party	common shares	29,285	10,359	8,145	31,500	10,080
	Stock subscription warrants	—					32,490
Consolidated subsidiaries	—	—					—
Total		—					42,570

Notes 1 The number of shares represent the maximum number of shares that may be exercised.

2 General outline of change in number of shares.

The increase in the number of stock subscription warrants issued by allocation to third part is due to correction to the issue price.

The decrease in the number of stock subscription warrants issued by allocation to third party is due to exercise of rights.

4 Matters related to dividends

(1) Amount of dividends

Nothing relevant to report.

(2) Of which the base date belongs to the current consolidated fiscal half term, the effective date of dividends belongs to next consolidated fiscal half term.

Nothing relevant to report.

Current consolidated fiscal half year (from the 1st of April 2007 until the 30th September 2007)

1 Matters related to shares outstanding

Type of share	End of preceding consolidated fiscal year	Increase	Decrease	This fiscal half year, As of the 30th of September 2006
Common shares (Thousand shares)	77,105	—	—	77,105

2 Matters related to treasury stock

Type of share	End of preceding consolidated fiscal year	Increase	Decrease	This fiscal half year, As of the 30th of September 2006
Common shares (Thousand shares)	159	—	—	159

3 Matters related to stock subscription warrants

Company Name	Content	Type of shares concerned	Number of shares (Thousand share)				Amount outstanding at the end of the current fiscal half year (Thousand yen)
			End of preceding consolidated accounting year	Increase	Decrease	This fiscal half year, As of the 30th of September 2006	
Submitted company	Stock subscription warrants issued by third party	common shares	—	—	—	—	—
	Stock subscription warrants	—					54,675
Consolidated subsidiaries	—	—					—
Total		—					54,675

4 Matters related to dividends

(1) Amount of dividends

Nothing relevant to report.

(2) Of which the base date belongs to the current consolidated fiscal half term, the effective date of dividends belongs to next consolidated fiscal half term.

Nothing relevant to report.

Preceding consolidated fiscal year (from April 1, 2006 to March 31, 2007)

1 Matters related to shares outstanding

Type of share	End of preceding consolidated accounting year	Increase	Decrease	End of this consolidated accounting year
Common shares (Thousand shares)	68,956	8,149	—	77,105

(General outline of changes)
The main reasons for the increase are as follows:

1. Exercise of our 2nd stock subscription warrants 4,000 shares
2. Increase due to exercise of rights to stock subscription warrants issued by third parties. 8,145 shares

2 Matters related to treasury stock

Type of share	End of preceding consolidated accounting year	Increase	Decrease	End of this consolidated accounting year
Common shares (Thousand shares)	159	2,500	2,500	159

Notes 1. The increase of 2,500,000 shares of common treasury stock was due to increased market purchases.
2 The decrease of 2,500,000 shares of common treasury stock was due to a reduction in transfers to Union Holdings Co., Ltd.

3 Matters related to stock subscription warrants

Company Name	Content	Type of shares concerned	Number of shares (Thousand share)				Amount outstanding at the end of the current fiscal year (Thousand yen)
			End of preceding consolidated accounting year	Increase	Decrease	End of this consolidated accounting year	
Submitted company	Stock subscription warrants issued by third party	Common shares	29,285	—	29,285	—	—
	Stock subscription warrants	—					56,880
Consolidated subsidiaries	—	—					—
Total		—					56,880

Notes 1 The number of shares represent the maximum number of shares that may be exercised.
2 General outline of change in number of shares.
The decrease in the number of stock subscription warrants issued by allocation to third party is due to exercise and purchase of rights.

4 Matters related to dividends

(1) Amount of dividends
Nothing relevant to report.

(2) Of which the base date belongs to the current consolidated fiscal term, the effective date of dividends belongs to next consolidated fiscal term.
Nothing relevant to report.

Concerning the Interim Consolidated Cash Flow Statement

Preceding fiscal half year From April 1, 2006 To September 30, 2006	Current fiscal half year From April 1, 2007 To September 30, 2007	Preceding consolidated fiscal year From April 1, 2006 To March 31, 2007
*1 Relation between the balance of cash and cash equivalents at half term end and the amount of title particulars on the interim consolidated balance sheet. (As of 30th of September 2006) Cash on hand and in banks 1,453,709,000 yen Cash and cash equivalents 1,453,700,000 yen	*1 Relation between the balance of cash and cash equivalents at half term end and the amount of title particulars on the interim consolidated balance sheet. (As of 30th of September 2007) Cash on hand and in banks 286,624,000 yen Cash and cash equivalents 286,624,000 yen	*1 Relation between the balance of cash and cash equivalents at term end and the amount of title particulars on the consolidated balance sheet. (As of 31st of March 2007) Cash on hand and in banks 416,832,000 yen Cash and cash equivalents 416,832,000 yen

(Segment Information)

1 Segment information on each type of operation

Last consolidated fiscal half year (from the 1st of April 2006 until the 31st of March 2006)

	Entertainment and contents business operations (thousand JPY)	Investment operations (thousand JPY)	Leisure operations (thousand JPY)	Other operations (thousand JPY)	Totals (thousand JPY)	Elimination or all companies (thousand JPY)	Consolidated (Thousand Yen)
Sales							
(1) Sales to customers	183,945	822,606	1,124,861	7,794	2,139,208	—	2,139,208
(2) Internal sales or transfers between segments	476	165,000	618	—	166,094	Δ166,094	—
Total	184,421	987,606	1,125,479	7,794	2,305,302	Δ166,094	2,139,208
Operating expenses	443,177	762,872	1,185,799	26,664	2,418,512	Δ174,928	2,243,584
Operating profit or operating loss (Δ)	Δ258,756	224,734	Δ60,319	Δ18,869	Δ113,210	8,833	Δ104,376

(Note) Business segments are classified considering the nature of business as follows:

1. Entertainment and content business
   Sales and purchase of rights to distribute movies in theatres and visual software for CDs and DVDs, and production contracts for motion pictures.
2. Investment business
   Investment in contents fund and companies, etc.
3. Leisure business
   Operation and managing of theme parks and sports leisure facilities.
   *It has been added as our new business segment from this fiscal half year term.
4. Other businesses
   Rental of real estate, etc.

Current consolidated fiscal half year (from the 1st of April 2007 until the 31st of March 2007)

	Entertainment and contents business operations (thousand JPY)	Investment operations (thousand JPY)	Leisure operations (thousand JPY)	Other operations (thousand JPY)	Totals (thousand JPY)	Elimination or all companies (thousand JPY)	Consolidated (Thousand Yen)
Sales							
(1) Sales to customers	162,220	1,208,103	1,149,789	14,883	2,534,997	—	2,534,997
(2) Internal sales or transfers between segments	—	165,000	923	—	165,923	Δ165,923	—
Total	162,220	1,373,103	1,150,712	14,883	2,700,920	Δ165,923	2,534,997
Operating expenses	262,195	1,076,219	1,131,054	22,420	2,491,889	Δ169,652	2,322,237
Operating profit or operating loss (Δ)	Δ99,975	296,884	19,658	Δ7,536	209,031	3,728	212,759

(Note) Business segments are classified considering the nature of business as follows:

1. Entertainment and content business
   Sales and purchase of rights to distribute movies in theatres and visual software for CDs and DVDs, and production contracts for motion pictures.
2. Investment business
   Investment in contents fund and companies, etc.
3. Leisure business
   Operation and managing of theme parks and sports leisure facilities.
4. Other businesses
   Rental of real estate, etc.

Preceding consolidated fiscal year (from the 1st of April 2006 until the 31st of March 2007)

	Entertainment and contents business operations (thousand JPY)	Investment operations (thousand JPY)	Leisure operations (thousand JPY)	Other operations (thousand JPY)	Totals (thousand JPY)	Elimination or all companies (thousand JPY)	Consolidated (Thousand Yen)
Sales							
(1) Sales to customers	210,957	1,928,067	1,958,854	24,301	4,122,180	—	4,122,180
(2) Internal sales or transfers between segments	476	333,428	1,079	—	334,984	Δ334,984	—
Total	211,433	2,261,496	1,959,933	24,301	4,457,164	Δ334,984	4,122,180
Operating expenses	721,098	3,234,407	2,256,003	51,013	6,262,522	Δ343,818	5,918,704
Operating profit or operating loss (Δ)	Δ509,664	Δ972,911	Δ296,069	Δ26,712	Δ1,805,358	8,833	Δ1,796,524

(Note) Business segments are classified considering the nature of business as follows:

1. Entertainment and content business
   Sales and purchase of rights to distribute movies in theatres and visual software for CDs and DVDs, and production contracts for motion pictures.
2. Investment business
   Investment in content funds.
3. Leisure business
   Operation and managing of theme parks and sports leisure facilities.
   *It has been added as our new business segment from this consolidated fiscal term.
4. Other businesses
   Rental of real estate, etc.

2 Geographical segments

During the preceding consolidated fiscal half year (from the 1st of April 2006 until the 30th of September 2006), the current consolidated fiscal half year (from the 1st of April 2007 until the 30th of September 2007), and the last consolidated fiscal year (from the 1st of April 2006 until the 31st of March 2007),

sales in Japan exceeded 90% of the total amount of sales in all segments. Therefore, geographical segment information is omitted here.

3 Overseas sales

Preceding consolidated fiscal half year (from the 1st of April 2006 until the 31st of March 2006)

Since the sale amount is less than 10% of the consolidated sale amount, we have abbreviated the listing of sale amount overseas.

Current consolidated fiscal half year (from the 1st of April 2007 until the 31st of March 2007)

Since sale amount is less than 10% of the consolidated sale amount, we have abbreviated the listing of sale amount overseas.

Preceding consolidated fiscal year (from the 1st of April 2006 until the 31st of March 2007)

	Asia	Other regions	Total
I Overseas sales (Thousand JPY)	1,144,836	975	1,145,812
II Consolidated sales (Thousand JPY)	—	—	4,122,180
III Ratio of overseas sales to consolidated sales (%)	27.8	0.0	27.8

(Notes) 1. Countries or territories are classified according to geographical proximity, and to the region to which they belong.

2. Overseas sales indicate the sales of the company and its subsidiaries to the countries and areas outside of Japan.

(Notes concerning lease transactions)

Preceding fiscal half year From April 1, 2006 To September 30, 2006

1. Financial lease transactions other than cases in which the ownership of the leased property is transferred to a lessee.

(1) Values equivalent to the acquisition cost, the accumulated depreciation and the book value of the fiscal half year

	Equivalent acquisition costs (thousands of JPY)	Equivalent accumulated depreciation (thousands of JPY)	Book value at year end (thousand JPY)
Facilities pertaining to buildings	40,523	30,392	10,130
Tools, furniture and fixtures	24,450	9,465	14,984
Automotive equipment	7,200	480	6,720
Total	72,173	40,338	31,835

(Note) The above mentioned amounts do not include interest expenses.

(2) Value equivalent to the balance of unexpired lease payments at the end of the fiscal half year

Within one year	14,824	JPY...,000
More than 1 year	19,314	JPY...,000
Total	34,139	JPY...,000

(Note) The above mentioned amounts do not include interest expenses.

(3) Lease payment, value equivalent to the depreciation cost, and value equivalent to the interest cost

Lease payment	8,003	JPY...,000
Equivalent depreciation	6,549	JPY...,000
Equivalent Interest paid	1,217	JPY...,000

(4) Method of calculation of the value equivalent to the interest
The value equivalent to the depreciation cost is calculated in accordance with the straight-line method based on the lease period as useful life and a zero residual value.

Current fiscal half year From April 1, 2007 To September 30, 2007

1. Financial lease transactions other than cases in which the ownership of the leased property is transferred to a lessee.

(1) Values equivalent to the acquisition cost, the accumulated depreciation and the book value of the fiscal half year

	Equivalent acquisition costs (thousands of JPY)	Equivalent accumulated depreciation (thousands of JPY)	Book value at year end (thousand JPY)
Facilities pertaining to buildings	40,523	38,497	2,026
Tools, furniture and fixtures	19,450	8,720	10,729
Automotive equipment	7,200	1,920	5,280
Total	67,173	49,137	18,035

(Note) The above mentioned amounts do not include interest expenses.

(2) Value equivalent to the balance of unexpired lease payments at the end of the fiscal half year

Within one year	7,155	JPY...,000
More than 1 year	12,158	JPY...,000
Total	19,314	JPY...,000

(Note) The above mentioned amounts do not include interest expenses.

(3) Lease payment, value equivalent to the depreciation cost, and value equivalent to the interest cost

Lease payment	8,089	JPY...,000
Equivalent depreciation	6,649	JPY...,000
Equivalent Interest paid	839	JPY...,000

(4) Method of calculation of the value equivalent to the interest
Same as on the left

Preceding consolidated fiscal year From April 1, 2006 To March 31, 2007

1. Financial lease transactions other than cases in which the ownership of the leased property is transferred to a lessee.

(1) Values equivalent to the acquisition cost, the accumulated depreciation and the book value of the fiscal year

	Equivalent acquisition costs (thousands of JPY)	Equivalent accumulated depreciation (thousands of JPY)	Book value at year end (thousand JPY)
Facilities pertaining to buildings	40,523	34,445	6,078
Tools, furniture and fixtures	24,450	11,842	12,607
Automotive equipment	7,200	1,200	6,000
Total	72,173	47,488	24,685

(Note) The above mentioned amounts do not include interest expenses.

(2) Value equivalent to the balance of unexpired lease payments at the end of the fiscal year

Within one year	12,199	JPY...,000
More than 1 year	14,361	JPY...,000
Total	26,561	JPY...,000

(Note) The above mentioned amounts do not include interest expenses.

(3) Lease payment, value equivalent to the depreciation cost, and value equivalent to the interest cost

Lease payment	16,725	JPY...,000
Equivalent depreciation	13,699	JPY...,000
Equivalent Interest paid	2,358	JPY...,000

(4) Method of calculation of the value equivalent to the interest
Same as on the left

(5) Method for calculation of the value equivalent to the depreciation cost The difference between the total lease fee and the equivalent acquisition value is taken to be the value of interest, which is distributed between terms in accordance with the interests method.	(5) Method for calculation of the value equivalent to the depreciation cost Same as on the left	(5) Method for calculation of the value equivalent to the depreciation cost Same as on the left

(Concerning securities)

Preceding fiscal half year as of the 30th of September 2006

Marketable securities

1 Securities available for sale with fair value

	Acquisition cost (thousands of JPY)	Half year book value (thousands of JPY)	Difference (thousands of JPY)
Shares	1,306,102	1,030,639	Δ275,463

2 Securities with no market price

	Interim book value (thousands of JPY)
(1) Other stocks and bonds	
Non listed stocks	2,062,095
Amount invested to investment partnership, etc.	200,000
Total	2,262,095
(2) Shares in affiliated companies	
Stocks in affiliated companies	63,640
Total	63,640

Current fiscal half year as of the 30th of September 2007

Marketable securities

1 Securities available for sale with fair value

	Acquisition cost (thousands of JPY)	Interim book value (thousands of JPY)	Difference (thousands of JPY)
Shares	1,928,277	2,061,292	133,015

2 Securities with no market price

	Interim book value (thousands of JPY)
(1) Other stocks and bonds	
Non listed stocks	341,437
Amount invested to investment partnership, etc.	—
Total	341,437
(2) Shares in affiliated companies	
Stocks in affiliated companies	626,876
Total	626,876

Last fiscal year as of the 31st of March 2007

Marketable securities

1 Securities available for sale with fair value

	Acquisition cost (thousands of JPY)	Book value (thousands of JPY)	Difference (thousands of JPY)
Shares	1,340,959	1,271,355	△69,603

2 Securities with no market price

	Book value (thousands of JPY)
Other stocks and bonds	
Non listed stocks	1,118,881
Amount invested to investment partnership, etc.	—
Non listed bonds	141,443

(Concerning derivative transactions)

Preceding fiscal half year as of the 30th of September 2006

Our company withdrew from all derivative trades with exception of the transactions which apply hedge accounting, so there is nothing relevant to report.

Current fiscal half year as of the 30th of September 2007

Our company withdrew from all derivative trades with exception of the transactions which apply hedge accounting, so there is nothing relevant to report.

Last fiscal year as of the 31st of March 2007

Our company withdrew from all derivative trades with exception of the transactions which apply hedge accounting, so there is nothing relevant to report.

Notes on stock subscription warrants

Preceding consolidated fiscal half year (from the 1st of April 2006 until the 30th September 2006)

1 Expense amounts and stock compensation expenses for marketing and general administrative expenses in the current fiscal half year.

2 Content of stock subscription warrants

	3rd stock subscription warrants
Date of resolution	September 4th 2006
Division and number of appointee	Company directors 3 Company auditors 3 Company employees 28
Share types and numbers granted Notes 1, 2	1,900,000 common shares
Date of grant	September 4th 2006
Fixed terms	Employment from the date of grant to right fixed date.
Target employment term	(From September 4th 2006 to September 18th 2006)
Right exercise period	From September 19th 2006 _to July 6th 2011
Right issue price	JPY140
Fair evaluation value on grant date	JPY19

Current consolidated fiscal half year (from the 1st of April 2007 until the 30th September 2007)

1 Expense amount and items during the current consolidated fiscal half year
Special profits on redemption of stock subscription warrants JPY2,205,000

2 Content of stock subscription warrants
Nothing relevant to report.

Preceding consolidated fiscal year (from April 1, 2006 to March 31, 2007)

1 Expense amounts and stock compensation expenses for marketing and general administrative expenses in the current fiscal half year JPY56,880,000

2 Content of stock subscription warrants

	3rd stock subscription warrants	4th stock subscription warrants
Date of resolution	September 4th 2006	January 1st 2007
Division and number of appointee	Company directors 3 Company auditors 3 Company employees 28	Company directors 3 Company employees 24
Share types and numbers granted Notes 1, 2	1,900,000 common shares	1,900,000 common shares
Date of grant	September 4th 2006	January 1st 2007
Fixed terms	Employment from the date of grant to right fixed date.	Employment from the date of grant to right fixed date.
Target employment term	(From September 4th 2006 to September 18th 2006)	(From September 4th 2007 to September 18th 2007)
Right exercise period	From September 19th 2006 _to July 6th 2011	From January 30th 2007 to July 6th 2011
Right issue price	JPY140	JPY84
Fair evaluation value on grant date	JPY19	JPY15

(Per share information)

Preceding fiscal half year From April 1, 2006 To September 30, 2006	Current fiscal half year From April 1, 2007 To September 30, 2007	Preceding consolidated fiscal year From April 1, 2006 To March 31, 2007
Net assets per share JPY131.18 Net half year loss per share JPY26.04 The added up net profit per share after adjustment of latency share is not recorded as there is a net loss per share for the fiscal half year.	Net assets per share JPY80.66 Net half year loss per share JPY1.22 Same as on the left	Net assets per share JPY80.05 Net deficit for the term per share JPY81.13 The fully diluted net profit per share is not recorded as there is a net loss per share for the fiscal year.

(Note) Basic structure for calculation

1 Net assets per share

	Preceding consolidated fiscal half year (30 September 2006)	Current fiscal half year, As of the 30th of September 2006 (September 30th 2007)	End of JPY consolidated accounting year (March 31st 2007)
Total net assets in consolidated fiscal half year balance sheet (Consolidated Balance Sheet) (Thousand JPY)	10,461,881	6,586,325	6,544,611
Net asset related to common shares (Thousand JPY)	10,093,896	6,206,244	6,159,631
Difference of net assets at the end of fiscal half year term (consolidated fiscal year) between the total amount of net asset in consolidated fiscal half year balance sheet (consolidated Balance Sheet) and net assets related to common shares (Thousand JPY)	367,985	380,081	384,980
Main elements of the disparity (thousands of JPY)			
Share options	42,570	54,675	56,880
Minor Shareholders' Equity	325,415	325,406	328,100
Number of outstanding common shares (Shares)	77,105,272	77,105,272	77,105,272
Number of treasury stock (Shares)	159,983	159,983	159,983
Number of common shares used to calculate net asset per share (Shares)	76,945,289	76,945,289	76,945,289

2 Fiscal half year net loss per share

	Preceding fiscal half year From April 1, 2006 To September 30, 2006	Current fiscal half year From April 1, 2007 To September 30, 2007	Preceding consolidated fiscal year From April 1, 2006 To March 31, 2007
1 Fiscal half year net loss per share			
Net half year loss (thousand JPY)	1,977,968	94,159	6,169,368
Amount not attributable to common shareholders (thousand JPY)	—	—	—
Recurrent half year net loss related to common shares (thousand JPY)	1,977,968	94,159	6,169,368
Average number of shares of common stock in the term (shares)	75,972,406	76,945,289	76,043,434
Outline of residual securities not able to be included in the calculation of net profit on the half year after adjustment for residual securities, in order not to have an attenuated effect	[1] Stock subscription warrants (stock options) issued according to article 280-20 and 280-21 of the Commercial Code, as amended in 2001. Settled at extraordinary general meeting of shareholders on February 25, 2005 and board of directors on March 2, 2005: 11,700 rights, August 17, 2005, 6,780 rights. [2] Stock subscription warrants issued by allocation to third party Portion settled at board of director meetings on December 2, 2005: 1,008 rights. [3] Stock subscription warrants (stock options) issued according to article 236, 238, and 239 of the Commercial Code Settled at extraordinary general meeting of shareholders on June 27, 2006 and board of directors on September 4, 2006: 19,000 rights.	[1] Stock subscription warrants (stock options) issued according to article 280-20 and 280-21 of the Commercial Code, as amended in 2001. Settled at extraordinary general meeting of shareholders on February 25, 2005 and board of directors on March 2, 2005: 10,200 rights, August 17, 2005, 6,260 rights. [2] Stock subscription warrants (stock options) issued according to article 236, 238, and 239 of the Commercial Code Settled at extraordinary general meeting of shareholders on June 27, 2006 and board of directors on September 4, 2006: 18,000 rights, January 16, 2005, 17,700 rights.	[1] Stock subscription warrants (stock options) issued according to article 280-20 and 280-21 of the Commercial Code, as amended in 2001. Settled at extraordinary general meeting of shareholders on February 25, 2005 and board of directors on March 2, 2005: 11,400 rights, August 17, 2005, 6,340 rights. [2] Stock subscription warrants (stock options) issued according to article 236, 238, and 239 of the Commercial Code Settled at extraordinary general meeting of shareholders on June 27, 2006 and board of directors on September 4, 2006: 18,500 rights, January 16, 2005, 18,700 rights.

(Important events subsequent to the balance sheet day)

Preceding fiscal half year From April 1, 2006 To September 30, 2006	Current fiscal half year From April 1, 2007 To September 30, 2007	Preceding consolidated fiscal year From April 1, 2006 To March 31, 2007
1. Regarding transfer of equity method affiliate As of October 30, 2006 our equity method affiliate Qualitek Electronics Co., Ltd. decided to allocate new shares to a third party at their directors' meeting. This made Qualitek Electronics Co., Ltd. not qualified under our equity method affiliate. (1) Trade name: Qualitek Electronics Co., Ltd. (2) Date of foundation November 30, 1978 (3) Representatives: Chairman andC. J. Wu (4) Capital stock: 325,300,000 NTD (5) Business areas Development, manufacture, and sale of telecommunication devices (6) Shareholders: Omega Project Holdings Co., Ltd. (28.47%) Union Holdings Co., Ltd. (12.62%) (7) No. of employees: 450 (8) Trends in performance in recent years The sales for term ending 31st December 2005 recorded 1,335,000 NTD, ordinary loss of 160,000 NTD, and current net loss of 159,000 NTD. 2. Regarding influence on our company due to abandonment of JASDAQ listing of TTG shares On November 13, 2006, TTG Co., Ltd., which issued shares to a third party on September 2, 2005, was assigned to a supervisory post. This action was taken because of the possibility of revision of TTG's financial statements between the term to March 2002 and the term to March 2006, and because there was concern over the resulting major impact on TTG's qualification for JASDAQ listing. Subsequently, TTG was assigned a liquidation post on December 7, 2006 under Article 2, clause 1-10a of the	————	————

Standard for Share Delisting, and the decision to delist TTG was taken on January 7, 2007. We have recorded this under loss from valuation of marketable securities for business investment in this fiscal half year report. 3. Regarding acquisition of treasury stock On November 15, 2006 at our directors' meeting, we have decided to acquire treasury stock according to Business Law Article 156. (1) Type of shares: Common shares in this company (2) Number of shares acquired: 3,000,000 shares (maximum) (3) Total value of shares acquired 300 million JPY (maximum) (4) Schedule for treasury stock acquisition From November 20, 2006 to the date of Annual Shareholders' Meeting 2007. 4. Regarding depreciation by purchasing of stock subscription warrants with commitment line We have decided at our directors' meeting held on November 15, 2006 to depreciate the stock subscription warrants allotted to USS Capital Co., Ltd. (Number of shares remaining as of November 15, 2006: 1,008) by purchasing them with the amount 10,000 per share.		

5 Interim non-consolidated financial statement

(1) Interim Balance Sheet

		Preceding fiscal half year, as of the 30th of September 2004 fiscal year (as of September 30, 2006)			Current fiscal half year, as of the 30th of September 2005 September 30, 2007			Summary balance sheet for the preceding fiscal year (31 March 2007)		
Division	Note symbol	Amount (Thousands of JPY)		Share (%)	Amount (Thousands of JPY)		Share (%)	Amount (Thousands of JPY)		Share (%)
(Assets)										
I Current assets										
1 Cash on hand and in banks		1,272,230			37,713			236,783		
2 Accounts receivable		148,128			1,411,898			1,102,217		
3 Securities held in trade account		636,841			51,994			117,762		
4 Securities in business investment account		3,211,904			1,936,187			2,116,796		
5 Inventories		363,629			255,378			300,416		
6 Advance payments		788,041			3,150			—		
7 Short-term loans receivable		3,356,396			2,030,342			1,174,403		
8 Accounts due		145,805			155,254			169,239		
9 Other	※3	286,010			264,711			199,543		
Allowance for doubtful accounts		Δ125,970			Δ704,037			Δ576,726		
Total current assets			10,083,017	88.2		5,442,593	72.2		4,840,436	72.9
II Fixed assets										
1 Tangible fixed assets	※1									
(1) Buildings		3,543			92,785			181,644		
(2) Tools, furniture and fixtures		2,439			1,705			29,527		
(3) Automotive equipment		1,665			526			799		
(4) Land		—			204,009			54,843		
(5) Construction in process		—			336,000			—		
Total		7,648		0.1	635,026		8.5	266,814		4.0
2 Intangible fixed assets		1,950		0.0	1,950		0.0	6,029		0.1
3 Investments and other assets										
(1) Investment account securities		14,282			250,165			202,932		
(2) Affiliates' shares		558,766			1,376,211			926,211		
(3) Affiliates' bonds		340,500			140,500			590,500		
(4) Investment loss reserve		—			Δ470,989			Δ430,000		
(5) Long-term loans receivable		406,967			1,000,000			1,080,000		
(6) Long-term operating receivables		133,059			126,078			126,078		
(7) Other		186,575			81,128			81,478		
Allowance for doubtful accounts		Δ295,553			Δ1,047,258			Δ1,047,258		
Total		1,344,598		11.7	1,455,835		19.3	1,529,942		23.0
Total fixed assets			1,354,197	11.8		2,092,812	27.8		1,802,786	27.1
Total assets			11,437,214	100.0		7,535,405	100.0		6,643,222	100.0

		Preceding fiscal half year, as of the 30th of September 2004 fiscal year (as of September 30, 2006)			Current fiscal half year, as of the 30th of September 2005 (September 30, 2007)			Summary balance sheet for the preceding fiscal year (31 March 2007)		
Division	Note symbol	Amount (Thousands of JPY)		Share (%)	Amount (Thousands of JPY)		Share (%)	Amount (Thousands of JPY)		Share (%)
(Liabilities)										
I Circulating liabilities										
1 Trade accounts payable		68,792			60,968			65,566		
2 Accounts payable		928,341			1,468,810			595,559		
3 Accrued taxes on income		14,054			9,427			13,409		
4 Deferred tax liabilities		—			65,344			—		
5 Litigation reserve		30,000			—			—		
6 Provision for accrued bonuses		—			11,887			13,247		
7. Other	※3	62,206			16,094			22,075		
Total current liabilities			1,103,394	9.7		1,632,531	21.6		709,857	10.7
II Fixed liabilities										
1 Reserve for retirement benefits		9,303			14,418			11,358		
2 Reserve for retirement allowance for directors		24,240			28,490			26,825		
3 Other		1,964			300			466		
Total fixed liabilities			35,507	0.3		43,208	0.6		38,649	0.6
Total liabilities			1,138,901	10.0		1,675,740	22.2		748,507	11.3

		Preceding fiscal half year, as of the 30th of September 2004 fiscal year (as of September 30, 2006)			Current fiscal half year, as of the 30th of September 2005 (As of September 30, 2007)			Summary balance sheet for the preceding fiscal year (31 March 2007)		
Division	Note symbol	Amount (Thousands of JPY)		Share (%)	Amount (Thousands of JPY)		Share (%)	Amount (Thousands of JPY)		Share (%)
(Net Assets)										
I Shareholders' equity										
1 Capital			4,239,467	37.0		4,239,467	56.3		4,239,467	63.8
2 Capital surplus										
(1) Capital reserves		4,500,912			—			4,500,912		
(2) Other capital surplus		3,055,743			3,015,293			3,015,293		
Total capital surplus			7,556,656	66.1		3,015,293	40.0		7,516,206	113.1
3 Retained earnings										
(1) Other retained earnings										
Carry-over retained earnings		Δ1,228,511			Δ1,503,973			Δ5,834,767		
Total earned surplus			Δ1,228,511	Δ10.7		Δ1,503,973	Δ20.0		Δ5,834,767	Δ87.8
4 Treasury stock			Δ36,405	Δ0.3		Δ13,467	Δ0.2		Δ13,467	Δ0.2
Total shareholders' equity			10,531,206	92.1		5,737,320	76.1		5,907,438	88.9
II Variance of estimate										
1 Unrealized revaluation loss on other investment securities		Δ275,463			67,670			Δ69,603		
Total variance of estimate			Δ275,463	Δ2.4		67,670	1.0		Δ69,603	Δ1.0
III Stock subscription warrants			42,570	0.3		54,675	0.7		56,880	0.8
Total net assets			10,298,312	90.0		5,859,665	77.8		5,894,715	88.7
Total of liabilities and net assets			11,437,214	100.0		7,535,405	100.0		6,643,222	100.0

(2) Interim Income Statement

		Preceding fiscal half year (From April 1, 2005 to September 30, 2005) From April 1, 2006 To September 30, 2006			Current fiscal half year (From April 1, 2005 to September 30, 2005) From April 1, 2007 To September 30, 2007			Summary Balance Sheet for the preceding fiscal year From April 1, 2006 To March 31, 2007		
Division	Note symbol	Amount (Thousands of JPY)		Ratio (%)	Amount (Thousands of JPY)		Ratio (%)	Amount (Thousands of JPY)		Ratio (%)
I Sales			1,006,448	100.0		1,394,489	100.0		2,260,675	100.0
II Cost of sales			641,359	63.7		964,173	69.1		2,957,210	130.8
Gross profit on sales (Δ indicates gross loss on sales)			365,089	36.3		430,315	30.9		Δ696,534	Δ30.8
III Selling and general administrative expenses	※1		311,986	31.0		257,599	18.5		664,527	29.4
Operating profit (Δ indicates operating loss)			53,102	5.3		172,716	12.4		Δ1,361,062	Δ60.2
IV Non- operating income										
1 Interest received		82,318			15,167			162,247		
2. Other		41,214			26,455			53,362		
Total			123,532	12.3		41,623	3.0		215,609	9.5
V Non- operating expenses										
1 Interest paid		—			1,844			—		
2 Stock delivery fee		5,466			—			5,466		
3 Other		25,357			479			75,800		
Total			30,823	3.1		2,324	0.2		81,267	3.6
Ordinary Profit (Δ indicates ordinary loss)			145,811	14.5		212,016	15.2		Δ1,226,720	Δ54.3
VI Extraordinary profits	※2		4,463	0.4		2,205	0.2		19,492	0.9
VII Extraordinary losses	※3		2,041,027	202.8		383,712	27.5		5,291,188	234.0
Unadjusted net current losses on the half term (Δ)			Δ1,890,752	Δ187.9		Δ169,490	Δ12.1		Δ6,498,416	Δ287.4
Corporation, resident and business taxes			3,226	0.3		627	0.1		1,818	0.1
Net current losses on the half term (Δ)			Δ1,893,979	Δ188.2		Δ170,118	Δ12.2		Δ6,500,235	Δ287.5

(3) Interim Statement of Capital Stock Variation

Preceding fiscal half year (from the 1st of April, 2006 until the 30th of September, 2006)

	Shareholders' Equity			
	Capital stock	Capital surplus		
		Legal capital surplus	Other capital surplus	Total capital surplus
Balance as of March 31, 2006 (thousands of JPY)	3,371,405	3,639,666	3,055,743	6,695,409
Variation during this fiscal half year				
Issuance of new shares	868,062	861,246	—	861,246
Interim net loss	—	—	—	—
Variation during this fiscal half year other than shareholders' equity (net value)	—	—	—	—
Total variation during this fiscal half year (thousands of JPY)	868,062	861,246	—	861,246
Balance as of September 30, 2006 (thousands of JPY)	4,239,467	4,500,912	3,055,743	7,556,656

	Shareholders' Equity			
	Retained earnings		Treasury stock	Total shareholders' equity
	Retained earnings Carry-over retained earnings	Total earned surplus		
Balance as of March 31, 2006 (thousands of JPY)	665,467	665,467	Δ36,405	10,695,876
Variation during this fiscal half year				
Issuance of new shares	—	—	—	1,729,308
Interim net loss	Δ1,893,979	Δ1,893,979	—	Δ1,893,979
Variation during this fiscal half year other than shareholders' equity (net value)	—	—	—	—
Total variation during this fiscal half year (thousands of JPY)	Δ1,893,979	Δ1,893,979	—	Δ164,670
Balance as of September 30, 2006 (thousands of JPY)	Δ1,228,511	Δ1,228,511	Δ36,405	10,531,206

	Variance of Estimate		Share options	Total net assets
	Unrealized revaluation loss on other investment securities	Total variance of estimate		
Balance as of March 31, 2006 (thousands of JPY)	228,309	228,309	13,530	10,937,716
Variation during this fiscal half year				
Issuance of new shares	—	—	—	1,729,308
Interim net loss	—	—	—	Δ1,893,979
Variation during this fiscal half year other than shareholders' equity (net value)	Δ503,773	Δ503,773	29,040	Δ474,733
Total variation during this fiscal half year (thousands of JPY)	Δ503,773	Δ503,773	29,040	Δ639,404
Balance as of September 30, 2006 (thousands of JPY)	Δ275,463	Δ275,463	42,570	10,298,312

Current consolidated fiscal half year (from 1st of April, 2007 until the 30th of September, 2007)

	Shareholders' Equity			
	Capital stock	Capital surplus		
		Legal capital surplus	Other capital surplus	Total capital surplus
Balance as of March 31, 2006 (thousands of JPY)	4,239,467	4,500,912	3,015,293	7,516,206
Variation during this fiscal half year				
Reversal of capital reserves	—	Δ4,500,912	4,500,912	—
Transfer from other capital surplus to other retained earnings	—	—	Δ4,500,912	Δ4,500,912
Interim net loss	—	—	—	—
Variation during this fiscal half year other than shareholders' equity (net value)	—	—	—	—
Total variation during this fiscal half year (thousands of JPY)	—	Δ4,500,912	—	Δ4,500,912
Balance as of September 30, 2007 (Thousand Yen)	4,239,467	—	3,015,293	3,015,293

	Shareholders' Equity			
	Retained earnings		Treasury stock	Total shareholders' equity
	Retained earnings Carry-over retained earnings	Total earned surplus		
Balance as of March 31, 2006 (thousands of JPY)	Δ5,834,767	Δ5,834,767	Δ13,467	5,907,438
Variation during this fiscal half year				
Reversal of capital reserves	—	—	—	—
Transfer from other capital surplus to other retained earnings	4,500,912	4,500,912	—	—
Interim net loss	Δ170,118	Δ170,118	—	Δ170,118
Variation during this fiscal half year other than shareholders' equity (net value)	—	—	—	—
Total variation during this fiscal half year (thousands of JPY)	4,330,794	4,330,794	—	Δ170,118
Balance as of September 30, 2007 (thousand Yen)	Δ1,503,973	Δ1,503,973	Δ13,467	5,737,320

	Variance of Estimate		Share options	Total net assets
	Unrealized revaluation loss on other investment securities	Total variance of estimate		
Balance as of March 31, 2006 (thousands of JPY)	Δ69,603	Δ69,603	56,880	5,894,715
Variation during this fiscal half year				
Reversal of capital reserves	—	—	—	—
Transfer from other capital surplus to other retained earnings	—	—	—	—
Interim net loss	—	—	—	Δ170,118
Variation during this fiscal half year other than shareholders' equity (net value)	137,274	137,274	Δ2,205	135,069
Total variation during this fiscal half year (thousands of JPY)	137,274	137,274	Δ2,205	Δ35,049
Balance as of September 30, 2007 (thousand Yen)	67,670	67,670	54,675	5,859,665

Preceding fiscal year (From 1st of April 2006 to the 31st of March 2007)

	Shareholders' Equity			
	Capital stock	Capital surplus		
		Legal capital surplus	Other capital surplus	Total capital surplus
Balance as of March 31, 2006 (thousands of JPY)	3,371,405	3,639,666	3,055,743	6,695,409
Variation during this fiscal year				
Issuance of new shares	868,062	861,246	—	861,246
Net Income	—	—	—	—
Acquisition of treasury stock	—	—	—	—
Disposal of treasury stock	—	—	Δ40,450	Δ40,450
Variation during this fiscal year other than shareholders' equity (net value)	—	—	—	—
Total variation during this fiscal year (thousands of JPY)	868,062	861,246	Δ40,450	820,796
Balance as of March 31, 2006 (thousands of JPY)	4,239,467	4,500,912	3,015,293	7,516,206

	Shareholders' Equity			
	Retained earnings		Treasury stock	Total shareholders' equity
	Retained earnings	Total earned surplus		
	Carry-over retained earnings			
Balance as of March 31, 2006 (thousands of JPY)	665,467	665,467	Δ36,405	10,695,876
Variation during this fiscal year				
Issuance of new shares	—	—	—	1,729,308
Net Income	Δ6,500,235	Δ6,500,235	—	Δ6,500,235
Acquisition of treasury stock	—	—	Δ187,511	Δ187,511
Disposal of treasury stock	—	—	210,450	169,999
Variation during this fiscal year other than shareholders' equity (net value)	—	—	—	—
Total variation during this fiscal year (thousands of JPY)	Δ6,500,235	Δ6,500,235	22,938	Δ4,788,438
Balance as of March 31, 2006 (thousands of JPY)	Δ5,834,767	Δ5,834,767	Δ13,467	5,907,438

	Variance of Estimate		Share options	Total net assets
	Unrealized revaluation loss on other investment securities	Total variance of estimate		
Balance as of March 31, 2006 (thousands of JPY)	228,309	228,309	13,530	10,937,716
Variation during this fiscal year				
Issuance of new shares	—	—	—	1,729,308
Net Income	—	—	—	Δ6,500,235
Acquisition of treasury stock	—	—	—	Δ187,511
Disposal of treasury stock	—	—	—	169,999
Variation during this fiscal year other than shareholders' equity (net value)	Δ297,913	Δ297,913	43,350	Δ254,563
Total variation during this fiscal year (thousands of JPY)	Δ297,913	Δ297,913	43,350	Δ5,043,001
Balance as of March 31, 2006 (thousands of JPY)	Δ69,603	Δ69,603	56,880	5,894,715

(4) Basics concerning the preparation method of the interim financial statement

Item	Preceding fiscal half year From April 1, 2006 To September 30, 2006	Current fiscal half year From April 1, 2007 To September 30, 2007	Preceding fiscal year From April 1, 2006 To March 31, 2007
1 Standards and methods for the valuation of major assets	(1) Securities Shares of subsidiary companies and affiliates: Cost accounting method based on moving average method Sale purpose securities Market price method (cost of products sold are calculated according to moving-average method) Other stocks and bonds Items with market value Fair value based on the market price at the closing date of the fiscal half year. (Both unrealized gains and losses are included as a component of shareholders' net equity; with sale cost mainly determined using the moving average cost) Securities with no market price: Cost accounting method based on moving average method	(1) Securities Shares of subsidiary companies and affiliates: Same as on the left Sale purpose securities Same as on the left Other stocks and bonds Items with market value Same as on the left Securities with no market price: Same as on the left	(1) Securities Shares of subsidiary companies and affiliates: Same as on the left Sale purpose securities Same as on the left Other stocks and bonds Items with market value Fair value based on the market price at the closing date of the fiscal term. (valuation differences are directly charged or credited to the shareholder's net equity and cost of securities is computer by the moving average method) Securities with no market price: Same as on the left
	(2) Inventories Products, goods in process, film distribution rights and TV broadcast rights. For goods, products, raw materials and supplies, the moving average method is applied. However, film distribution rights are amortized using the serial method within 12 repayment months from point in time when provided for business. Furthermore, TV broadcasting rights are written off using the equal installment method according to the term of each rights.	(2) Inventories Products, goods in process, film distribution rights and TV broadcast rights. Same as on the left	(2) Inventories Products, goods in process, film distribution rights and TV broadcast rights. Same as on the left
	(3) Derivatives Market value method	(3) Derivatives Same as on the left	(3) Derivatives Same as on the left

Item	Preceding fiscal half year (from the 1st of April 2006 until the 30th September 2006)	Current fiscal half year (from the 1st of April 2006 until the 30th September 2006)	Preceding fiscal year (from 1st of April 2006 to the 31st of March 2007)
2 Methods for depreciation of depreciable assets	(1) Tangible fixed assets Declining balance method The main periods of useful life are shown below. Facilities pertaining to buildings: 8 to 18 years Machinery and equipment: 2 to 20 years Automotive equipment: 2 years	(1) Tangible fixed assets Declining balance method The main periods of useful life are shown below. Buildings: 24 to 27 years Facilities pertaining to buildings: 8 to 18 years Automotive equipment: 2 years Machinery and equipment: 3 to 20 years (Change of Accounting Policies) With the revisions to the corporation tax law (law on partial revision of the income tax law, 30th March 2007, law No.6 and administrative order on partial revision of the corporation tax law, 30th March 2007, administrative order No.83), we have changed to accounting methods based on the revised corporation tax law for machinery acquired after 1st April 2007. The changes are minor, and will have no impact on profit and loss. (Additional information) Starting from the current fiscal half year, machinery acquired before 31st March 2007 will follow the straight-line method over five years, from the year after depreciation has reached the maximum level. The changes are minor, and will have no impact on profit and loss.	(1) Tangible fixed assets Declining balance method The main periods of useful life are shown below. Buildings: 24 to 39 years Facilities pertaining to buildings: 3 to 18 years Building structures: 10 to 20 years Automotive equipment: 2 years Machinery and equipment: 2 to 20 years
	(2) Intangible fixed assets: Straight-line method. Furthermore, software for company use is depreciated using the straight-line method over its period of available use within the company (3-5 years).	(2) Intangible fixed assets: Same as on the left	(2) Intangible fixed assets: Same as on the left

Item	Preceding fiscal half year (from the 1st of April 2006 until the 30th September 2006)	Current fiscal half year (from the 1st of April 2006 until the 30th September 2006)	Preceding fiscal year (from 1st of April 2006 to the 31st of March 2007)
3 Accounting standards for significant reserves	(1) Allowance for doubtful accounts In order to provide for losses due to doubtful accounts of credit, general credit will be reckoned by a loan loss ratio, and fixed credit, such as credit for doubtful accounts, will be considered individually, depending on the probability of recovery and forecasting uncollectible loans. (2) Accrued pension cost For the severance benefits to employees, accrued pension costs are reserved at the amount incurred in the current period based on the projected benefit obligation and the fair value plan assets as of the current period end. (3) Reserve for directors' retirement allowances Accrued severance indemnities are reserved for the payment of retirement and severance benefits to directors. The reserve for the future payments is fully provided based on the internal rule for directors` severance indemnities.	(1) Allowance for doubtful accounts Same as on the left (2) Accrued pension cost Same as on the left (3) Reserve for directors' retirement allowances Same as on the left	(1) Allowance for doubtful accounts Same as on the left (2) Accrued pension cost For the payment of retirement and severance benefits to employees, accrued pension costs are reserved at the amount incurred in the current period based on the projected benefit obligation and the fair value of plan assets as of the current period end. (3) Reserve for directors' retirement allowances Accrued severance indemnities are reserved for the payment of retirement and severance benefits to directors. The reserve for the future payments is fully provided based on the internal rule for directors` severance indemnities.

Item	Preceding fiscal half year (from the 1st of April 2006 until the 30th September 2006)	Current fiscal half year (from the 1st of April 2006 until the 30th September 2006)	Preceding fiscal year (from 1st of April 2006 to the 31st of March 2007)	
	(4) Litigation reserve In order to provide for losses in litigation, to be reckoned by estimating loss.	————	————	
	————	(5) Provision for accrued bonuses This is to be applies to expenditure on bonuses paid to employees, so it is determined on the basis of anticipated payments.	(5) Provision for accrued bonuses Same as on the left	
4 Recording methods for profit and cost	In the event of the sale of marketable securities for business investment in the form of unlisted shares, the amount of sales of marketable securities for business investment is the sum of sales of marketable securities for business investment that have been purchased for the purpose of investment growth, and is determined by dividends and interest received. The sale price of marketable securities for business investment is determined by the securities book value, fees paid and valuation loss. In the event of the sale of marketable securities for business investment in the form of listed shares, the profit from management of marketable securities for business investment is determined by the net profit or loss on the sale.	In the event of the sale of marketable securities for business investment in the form of listed shares, the profit from management of marketable securities for business investment is determined by the net profit or loss on the sale. In the event of the sale of marketable securities for business investment in the form of unlisted shares, the amount of sales of marketable securities for business investment is the sum of sales of marketable securities for business investment that have been purchased for the purpose of investment growth, and is determined by dividends and interest received. The sale price of marketable securities for business investment is determined by the securities book value, fees paid and valuation loss.	Same as on the left	
5 Accounting methods for lease transactions	Financial lease transactions, other than in cases in which the ownership of the leased property is transferred to the lessee, are accounted using the accounting method applicable to ordinary lease transactions.	Same as on the left	Same as on the left	

Item	Preceding fiscal half year From April 1, 2006 To September 30, 2006	Current fiscal half year From April 1, 2007 To September 30, 2007	Preceding fiscal year (from April 1, 2005 to March 31, 2006) From April 1, 2006 To March 31, 2007
6. Important hedge accounting method	i Methods for hedge accounting The gain or loss or unrealized gain or loss based on the market value when hedged is accounted for as assets or liabilities by the deferred accounting method until the hedged object gain or loss is realized. ii Hedging instrument and hedge objective Hedging instrument: Swap on interest Hedge objective: Debt loan iii Hedging policy In order to hedge interest volatility risk, we use derivatives transactions only when necessary. iv Effective evaluation method of hedging From the start of hedging and determination period of effectiveness, we compare the accumulating total of hedge objective and hedging instrument fluctuation rate, and use the difference as the basis for judgment.	Same as on the left	Same as on the left
7 Other significant items in preparation of the financial statement	i Accounting methods for taxes The consumption tax is excluded from the figures. ii Account processing of securities in business investment account Marketable securities acquired as M&A business transactions for the purpose of business investment are counted as current assets as marketable securities for business investment. Profits and losses on such transactions are shown as operating income and expenses. Note that although these investments may temporarily meet the requirements of controlling the decision-making body of the entity being invested in, and of exerting significant influence over this entity, we evaluate such entities as neither subsidiaries nor affiliated companies, because the purpose of the share acquisition is business investment and not acquisition of a	i Accounting methods for taxes Same as on the left ii Account processing of securities in business investment account Marketable securities acquired as M&A business transactions for the purpose of business investment are counted as current assets as marketable securities for business investment. Profits and losses on such transactions are shown as operating income and expenses. Note that although these investments may temporarily meet the requirements of controlling the decision-making body of the entity being invested in, and of exerting significant influence	i Accounting methods for taxes Same as on the left ii Account processing the equity securities for sales Same as on the left

	controlling stake.	over this entity, we deem that such entities are neither subsidiaries nor affiliated companies, because the purpose of the share acquisition is business investment and not acquisition of a controlling stake.	

(5) Basics concerning changes in the preparation method of the interim financial statement

Preceding fiscal half year From April 1, 2006 To September 30, 2006	Current fiscal half year From April 1, 2007 To September 30, 2007	Preceding fiscal year From April 1, 2006 To March 31, 2007
(Accounting method for indication of net assets in balance sheet) Starting this fiscal half year, the company is applying the "Accounting method for indication of net assets in balance sheets." (Corporate Accounting Standards No.5, 9th December 2005) and "Guidelines for the application of accounting standards for indication of net assets in balance sheets" (Guidelines for the application of corporate accounting standards, No.8, 9th December 2005, Accounting Standards Board of Japan). There is no influence on the balance sheet. Furthermore, the amount relevant to the traditional "Asset" section totaled to 10,255,742,000 yen. Due to revision of regulation in financial statement, this fiscal half year financial statement has been made according to the revised regulations. (Accounting method on stock subscription) Starting this fiscal half year, the company is applying the "Accounting method on stock subscription.", (Corporate accounting standards, No.8, 27th December 2005, Accounting Standards Board of Japan) and the "Guidelines for application of accounting standards on stock subscription" (Guidelines for the application of corporate accounting standards No.11, final amendment 31st May 2006, Accounting Standards Board of Japan). As a result, the sales profit and ordinary profit decreased by 32,490,000 yen, and pretax net loss increased by 32,490,000 yen.	―――――	(Accounting method for indication of net assets in balance sheet) Starting this fiscal year, the company is applying the "Accounting method on indication of net assets in balance sheets." (Corporate Accounting Standards No.5, 9th December 2005) and "Guidelines for the application of accounting standards on indication of net assets in balance sheets" (Guidelines for the application of corporate accounting standards, No.8, 9th December 2005). The equivalent total value for accounting shareholders' equity to date is JPY5,837,835,000. From this fiscal year, the company will employ the revised Financial Statement rules for net assets in the Balance Sheet, following amendment of the said rules. (Accounting method on stock subscription) Starting this fiscal year, the company is applying the "Accounting method on stock subscription.", (Corporate accounting standards, No.8, 27th December 2005, Accounting Standards Board of Japan) and the "Guidelines for application of accounting standards on stock subscription" (Guidelines for the application of corporate accounting standards No.11, final amendment 31st May 2006, Accounting Standards Board of Japan). As a result, losses such as sales losses, ordinary losses, and unadjusted net current losses increased 56,880,000 yen.

(Changes in Accounting Titles and Classification)

Preceding fiscal half year From April 1, 2006 To September 30, 2006	Current fiscal half year From April 1, 2007 To September 30, 2007	Preceding fiscal year From April 1, 2006 To March 31, 2007
(Notes to the interim income statement) With the application of "Near-term handling of account processing for deferred assets" from Administrative Report No.19, the item stated as "New share issue expense amortization" in the fiscal half year is now indicated as "stock delivery fees".	————	(Balance Sheet) The "deposits and guarantees received" which has been categorized under the "others" in asset division of investment others will be divided and categorized under a new category due to the amount surpassing 1/100 of total asset of current fiscal year. The "deposits and guarantees received" during the last fiscal half year included as "others" in asset division of investment others was JPY33,151,000. From this year, provision for accrued bonuses will be stated in categories. The provision for accrued bonuses in the preceding term was JPY12,040,000 (recorded under liquid liabilities "Others"). Statement of Income and Loss With the application of "Near-term handling of account processing for deferred assets" from Administrative Report No.12, the item stated as "New share issue expense amortization" in the previous fiscal year is now indicated as "stock delivery fees".

(6) Notes concerning the Interim Financial Statement

Notes on the interim balance sheet

Item	Preceding fiscal half year (30 September 2006)	Current fiscal half year (30 September 2007)	Preceding fiscal year (31 March 2007)
*1. Accumulated depreciation of tangible fixed assets	5,652,000 JPY	9,702,000 JPY	10,798,000 JPY
2 Contingent liability	The company guarantees the bank borrowing of the company mentioned below.	The company guarantees the bank borrowing of the company mentioned below.	The company guarantees the bank borrowing of the company mentioned below.
	Sweet Basil Inc. Borrowed indebtedness 194,670JPY…,000	Sweet Basil Inc. Borrowed indebtedness 189,170JPY…,000	Sweet Basil Inc. Borrowed indebtedness 194,670JPY…,000
3 Accounting methods taxes	Because tax suspense payable and tax suspense receipt are being balanced our and there are little influence financially, we have included them under "Others" in available assets.	Because tax suspense payable and tax suspense receipt are being balanced our and there are little influence financially, we have included them under "Others" in liquid liabilities.	————
4 Note discount price	————	50,000 JPY…,000	————
5 Notes receivable endorsed price	————	150,000 JPY…,000	————

Notes to the interim income statement

Item	Preceding fiscal half year From April 1, 2006 To September 30, 2006	Current fiscal half year From April 1, 2007 To September 30, 2007	Preceding fiscal year From April 1, 2006 To March 31, 2007
*1 Depreciation cost	Tangible fixed assets 1,328JPY…,000	Tangible fixed assets 8,932 JPY…,000 Intangible fixed assets 373 JPY…,000 Total 9,306 JPY…,000	Tangible fixed assets 6,474 JPY…,000 Intangible fixed assets 200 JPY…,000 Total 6,675 JPY…,000
*2 Important extraordinary profit	Profit on sales of investment securities 4,463 JPY…,000	Profits on redemption of stock subscription warrants 2,205 JPY…,000	Profit on debt forgiveness 11,137 JPY…,000 Profit on sales of investment securities 7,463 JPY…,000
*3 Important extraordinary losses	Loss from valuation of marketable securities for business investment 1,860,840 JPY…,000 Appraisal losses on sales of affiliate's securities 170,000 JPY…,000	Loss from valuation of marketable securities for business investment 210,728 JPY…,000 Provision for doubtful accounts 127,311 JPY…,000	Loss from valuation of marketable securities for business investment 2,893,402 JPY…,000 Provision for doubtful accounts 1,481,683 JPY…,000

Notes to statement of capital stock variation

Preceding fiscal half year (from April 1 2006 until September 30 2006)

1 Matters related to treasury stock

Type of share	End of last fiscal year	Increase	Decrease	Current fiscal half year, as of the 30th of September 2005
Common shares (Thousand shares)	159	—	—	159

Current consolidated fiscal half year (from April 1, 2007 until the September 30, 2007)

1 Matters related to treasury stock

Type of share	End of last fiscal year	Increase	Decrease	Current fiscal half year, as of the 30th of September 2005
Common shares (Thousand shares)	159	—	—	159

Preceding fiscal year (From 1st of April 2006 to the 31st of March 2007)

1 Matters related to treasury stock

Type of share	End of last fiscal year	Increase	Decrease	Current fiscal half year, as of the 30th of September 2005
Common shares (Thousand shares)	159	2,500	2,500	159

(General outline of changes)

The main reasons for the increase are as follows:

Increase due to market purchases 2,500,000 shares

The main reasons for the decrease are as follows:

Decrease due to transfer to Union Holdings Co., Ltd. 2,500,000 shares

Notes concerning lease transactions

Item	Preceding fiscal half year From April 1, 2006 To September 30, 2006	Current fiscal half year From April 1, 2007 To September 30, 2007	Preceding fiscal year From April 1, 2006 To March 31, 2007
Financial lease transactions other than cases in which the ownership of the leased property is transferred to a lessee.	See below	See below	See below

Preceding fiscal half year (From April 1, 2006 To September 30, 2006)

1 Values equivalent to the acquisition cost the accumulated depreciation and the book value of the fiscal half year

	Equivalent acquisition value (thousands of JPY)	Accumulated depreciation (thousands of JPY)	Amount outstanding at the end of the fiscal half year (thousands of JPY)
Facilities pertaining to buildings	40,523	30,392	10,130
Total	40,523	30,392	10,130

(Note) The above mentioned amounts do not include interest expenses.

2 Value equivalent to the balance of unexpired lease payments at the end of the fiscal half year

Within one year	9,344JPY…,000
More than 1 year	2,463JPY…,000
Total	11,808JPY…,000

(Note) The above mentioned amounts do not include interest expenses.

3 Lease payment, value equivalent to the depreciation cost, and value equivalent to the interest cost.

Lease payment	4,998JPY…,000
Value equivalent to the depreciation cost	4,052JPY…,000
Value equivalent to the interest cost	616JPY…,000

4 The value equivalent to the depreciation cost is calculated in accordance with the straight- line method based on the lease period as useful life and a zero residual value.

Current fiscal half year (From April 1, 2007 To September 30, 2007)

1 Values equivalent to the acquisition cost the accumulated depreciation and the book value of the fiscal half year

	Equivalent acquisition value (thousands of JPY)	Accumulated depreciation (thousands of JPY)	Amount outstanding at the end of the fiscal half year (thousands of JPY)
Facilities pertaining to buildings	40,523	38,497	2,026
Total	40,523	38,497	2,026

(Note) The above mentioned amounts do not include interest expenses.

2 Value equivalent to the balance of unexpired lease payments at the end of the fiscal half year

Within one year	2,463JPY…,000
More than 1 year	—
Total	2,463JPY…,000

(Note) The above mentioned amounts do not include interest expenses.

3 Lease payment, value equivalent to the depreciation cost, and value equivalent to the interest cost

Lease payment	4,998JPY…,000
Value equivalent to depreciation cost	4,052JPY…,000
Value equivalent to the interest expense	225JPY…,000

4 Method of calculation of the total depreciation cost

Same as on the left

Preceding fiscal year (From April 1, 2006 To March 31, 2007)

1 Values equivalent to the acquisition cost the accumulated depreciation and the book value of the fiscal year

	Equivalent acquisition value (thousands of JPY)	Accumulated depreciation (thousands of JPY)	Book value at year end (thousands of JPY)
Facilities pertaining to buildings	40,523	34,445	6,078
Total	40,523	34,445	6,078

(Note) The above mentioned amounts do not include interest expenses.

2 Value equivalent to the balance of unexpired lease payments at the end of the fiscal year

Within one year	7,235JPY…,000
More than 1 year	—
Total	7,235JPY…,000

(Note) The above mentioned amounts do not contain interest expenses.

3 Lease payment, value equivalent to the depreciation cost, and value equivalent to the interest cost

Lease payment	9,996JPY…,000
Value equivalent to depreciation cost	8,104JPY…,000
Value equivalent to the interest expense	1,042JPY…,000

4 Method of calculation of the total depreciation cost

Same as on the left

	5 Method for calculation of the value equivalent to the interest cost The difference between the total lease fee and the equivalent acquisition value is taken to be the value of interest, which is distributed between terms in accordance with the interests method.	5 Method for calculation of the value equivalent to the interest cost Same as on the left	5 Method for calculation of the value equivalent to the interest cost Same as on the left

Concerning securities

Preceding fiscal half year (as of September 30, 2006)

Subsidiary companies and affiliates with market price

Division	Book value (thousands of JPY)	Market value (thousands of JPY)	Difference (thousands of JPY)
(1) Shares in subsidiaries	—	—	—
(2) Shares in affiliated companies	230,790	151,968	78,821
Total	230,790	151,968	78,821

Current fiscal half year (as of the September 30, 2007)

Subsidiary companies and affiliates with market price

Division	Book value (thousands of JPY)	Market value (thousands of JPY)	Difference (thousands of JPY)
(1) Shares in subsidiaries	—	—	—
(2) Shares in affiliated companies	598,234	614,497	16,263
Total	598,234	614,497	16,263

Preceding fiscal year as of March 31, 2006

Subsidiary companies and affiliates with market price

Division	Book value (thousands of JPY)	Market value (thousands of JPY)	Difference (thousands of JPY)
(1) Shares in subsidiaries	—	—	—
(2) Shares in affiliated companies	598,234	631,391	33,157
Total	598,234	631,391	33,157

Per share information

Preceding fiscal half year From April 1, 2006 To September 30, 2006	Current fiscal half year From April 1, 2007 To September 30, 2007	Preceding fiscal year From April 1, 2006 To March 31, 2007
Net assets per share JPY133.29 Net half year loss per share JPY24.93 The added up net profit per share after adjustment of latency share is not recorded as there is a net loss per share for the fiscal half year.	Net assets per share JPY75.44 Net half year loss per share JPY2.21 Same as on the left	Net assets per share JPY75.87 Net deficit for the term per share JPY85.48 The fully diluted net profit per share is not recorded as there is a net loss per share for the fiscal year.

(Note) Basic structure for calculation

1 Net assets per share

	Preceding fiscal half year (September 30, 2007)	Current fiscal half year September 30, 2007	End of preceding fiscal year March 31, 2007
Total net asset in interim balance sheet (balance sheet) (thousand JPY)	10,298,312	5,859,665	5,894,715
Net asset related to common shares (Thousand JPY)	10,255,742	5,804,990	5,837,835
Difference of net assets at the end of fiscal half year term (fiscal year) between the total amount of net assets in the interim balance sheet (Balance Sheet) and net assets related to common shares (thousand JPY)	42,570	54,675	56,880
Main elements of the disparity (thousand JPY)			
Share options	42,570	54,675	56,880
Number of outstanding common shares (Shares)	77,105,272	77,105,272	77,105,272
Number of treasury stock (Shares)	159,983	159,983	159,983
Number of common shares used to calculate net asset per share (Shares)	76,945,289	76,945,289	76,945,289

2 Fiscal half year net loss per share

	Preceding fiscal half year From April 1, 2006 To September 30, 2006	Current fiscal half year From April 1, 2007 To September 30, 2007	Preceding fiscal year From April 1, 2006 To March 31, 2007
1 Fiscal half year net loss per share			
Net half year loss (thousand JPY)	1,893,979	170,118	6,500,235
Amount not attributable to common shareholders (thousand JPY)	—	—	—
Recurrent half year net loss related to common shares (thousand JPY)	1,893,979	170,118	6,500,235
Average number of shares of common stock in the term (shares)	75,972,406	76,945,289	76,043,434
Outline of residual securities not able to be included in the calculation of net profit on the half year after adjustment for residual securities, in order not to have an attenuated effect	[1] Stock subscription warrants (stock options) issued according to article 280-20 and 280-21 of the Commercial Code, as amended in 2001. Settled at extraordinary general meeting of shareholders on February 25, 2005 and board of directors on March 2, 2005: 11,700 rights, August 17, 2005, 6,780 rights. [2] Stock subscription warrants issued by allocation to third party Portion settled at board of director meetings on December 2, 2005: 1,008 rights. [3] Stock subscription warrants (stock options) issued according to article 236, 238, and 239 of the Commercial Code Settled at periodical general meeting of shareholders on June 27, 2006 and board of directors on September 4, 2006: 19,000 rights.	[1] Stock subscription warrants (stock options) issued according to article 280-20 and 280-21 of the Commercial Code, as amended in 2001. Settled at extraordinary general meeting of shareholders on February 25, 2005 and board of directors on March 2, 2005: 10,200 rights, August 17, 2005, 6,260 rights. [2] Stock subscription warrants (stock options) issued according to article 236, 238, and 239 of the Commercial Code Settled at periodical general meeting of shareholders on June 27, 2006 and board of directors on September 4, 2006: 18,000 rights. Portion settled at board of director meetings on December 2, 2005: 17,700 rights.	[1] Stock subscription warrants (stock options) issued according to article 280-20 and 280-21 of the Commercial Code, as amended in 2001. Settled at extraordinary general meeting of shareholders on February 25, 2005 and board of directors on March 2, 2005: 11,400 rights, August 17, 2005, 6,340 rights. [2] Stock subscription warrants (stock options) issued according to article 236, 238, and 239 of the Commercial Code Settled at periodical general meeting of shareholders on June 27, 2006 and board of directors on September 4, 2006: 18,500 rights. Portion settled at board of director meetings on December 2, 2005: 18,700 rights.

(Important events subsequent to the balance sheet day)

Preceding fiscal half year From April 1, 2006 To September 30, 2006	Current fiscal half year From April 1, 2007 To September 30, 2007	Preceding fiscal year From April 1, 2006 To March 31, 2007
1. Regarding transfer of equity method affiliate As of October 30, 2006 our equity method affiliate Qualitek Electronics Co., Ltd. decided to allocate new shares to a third party at their directors' meeting. This made Qualitek Electronics Co., Ltd. not qualified under our equity method affiliate. (1) Trade name: Qualitek Electronics Co., Ltd. (2) Date of foundation November 30, 1978 (3) Representatives: Chairman and C. J. Wu (4) Capital stock: 325,300,000NTD (5) Business areas Development, manufacture, and sale of telecommunication devices (6) Shareholders Omega Project Holdings Co., Ltd. (28.47%) Union Holdings Co., Ltd. (12.62%) (7) No. of employees: 450 (8) Trends in performance in recent years The sales for term ending December 31, 2005 recorded 1,335,000 NTD, ordinary loss of 160,000 NTD, and current net loss of 159,000 NTD. 2. Regarding influence on our company due to abandonment of JASDAQ listing of TTG shares On November 13, 2006, TTG Co., Ltd., which issued shares to a third party on September 2, 2005, was assigned to a supervisory post on November 13, 2006. This action was taken because of the possibility of revision of TTG's financial statements between the term to March 2002 and the term to March 2006, and because there was concern over the resulting major impact on TTG's qualification for JASDAQ listing. Subsequently, TTG was assigned a liquidation post on December 7, 2006 under Article 2, clause 1-10a of the standard for share delisting, and the decision to delist TG was taken on January 7, 2007. We have recorded this under loss from valuation of marketable securities for business investment in this fiscal half year report. 3 Regarding acquisition of treasury stock On November 15, 2006 at our directors' meeting, we have decided to acquire treasury stock according to Business Law Article 156. (1) Type of shares: Common shares in this company (2) Number of shares acquired: 3,000,000 shares (maximum) (3) Total value of shares acquired 300 million JPY (maximum) (4) Schedule for treasury stock acquisition From November 20, 2006 to the date of Annual Shareholders' Meeting 2007.	―――	―――

Preceding fiscal half year From April 1, 2006 To September 30, 2006	Current fiscal half year From April 1, 2007 To September 30, 2007	Preceding consolidated fiscal year From April 1, 2006 To March 31, 2007
4 Regarding depreciation by purchasing of stock subscription warrants with commitment line We have decided at our directors' meeting held on November 15, 2006 to depreciate the stock subscription warrants allotted to USS Capital Co., Ltd. (Number of shares remaining as of November 15, 2006: 1,008) by purchasing them with the amount 10,000 per share.		

END